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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 000-21742

Stolt Offshore S.A.
(Translation of registrant's name into English)

c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                        No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        In accordance with General Instruction B, item (iii), attached herewith are the following materials regarding the Annual General Meeting for Stolt Offshore S.A., a Luxembourg company (the "Company"), to be held on May 27, 2004:

  1.
  Chairman's letter dated May 5, 2004 inter alia advising of Annual General Meeting.

  2.
  Notice of Annual General Meeting dated May 5, 2004, with (i) biographies of Director nominees, (ii) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report) and (iii) Report of Board of Directors of the Company with respect to Extending Validity of Authorized Capital/Suppression of Shareholders Preemptive Rights forming a part thereof.

  3.
  Depositary's Notice (of Citibank, N.A.) re Annual General Meeting of Stolt Offshore S.A.

  4.
  Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

  5.
  Consolidated Financial Statements of the Company, including Independent Auditors Report relating thereto.

        The above materials were mailed on May 6, 2004 by Citibank N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of April 6, 2004.

        Certain statements contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

2

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOLT OFFSHORE S.A.
Date: May 7, 2004	By:	/s/ ALAN B. WINSOR Name: Alan B. Winsor Title: Attorney-in-Fact

Stolt Offshore S.A.

c/o Stolt Offshore M.S. Limited Dolphin House Windmill Road Sunbury-on-Thames Middlesex TW16 7HT United Kingdom	Tel: + 44 193 277 3700 Fax: + 44 193 277 3701 www.stoltoffshore.com

May 5, 2004

DEAR SHAREHOLDER:

        The Annual General Meeting of Shareholders of Stolt Offshore S.A. will be held on Thursday, May 27, 2004 at 3:00 p.m. at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

        Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice.

        Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, including financial statements and auditors' report, as well as Proxy Card for Common Shares relating thereto. Common Shareholders of record at the close of business on April 6, 2004 will be entitled to vote at the Annual General Meeting.

        Also, enclosed with this mailing are consolidated financial statements and auditors' report relating thereto.

        If you wish your Common Shares to be voted at the Annual General Meeting, please promptly sign, date, and return the enclosed Proxy Card to assure that they will be received in time.

        The Company's Board of Directors recommends that you vote in favor of the matters to be considered at the meeting.

Sincerely,
/s/ JACOB STOLT-NIELSEN JACOB STOLT-NIELSEN Chairman of the Board

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B. 43172

Stolt Offshore S.A.

Société Anonyme Holding R. C. Luxembourg B. 43172 Registered Office: 26, rue Lougivny L-1946 Luxembourg	Mailing address: c/o Stolt Offshore M.S. Ltd. Dolphin House Windmill Road Sunbury-on-Thames Middlesex TW16 7HT United Kingdom

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON MAY 27, 2004

         The Annual General Meeting of Shareholders of Stolt Offshore S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Thursday, May 27, 2004 at 3:00 p.m., for the following purposes:

          (1)  To approve the holding of the Annual General meeting on May 27, 2004, in variation from the date (third Thursday in April) set forth in Article 25 of the Articles of Incorporation;

          (2)  To appoint Maitland Management Service S.A., Luxembourg, as Statutory Auditors ("Commissaire aux comptes") of the Company for the fiscal year ended November 30, 2003;

          (3)  To consider (i) the Report of Maitland Management Services S.A., Luxembourg, Statutory Auditors ("Commissaire aux comptes") of the Company, and (ii) the Report by the Board of Directors of the Company, in respect of the unconsolidated financial statements of the Company for the fiscal year ended November 30, 2003 (copy attached);

          (4)  To approve the unconsolidated balance sheet of the Company for the fiscal year ended November 30, 2003;

          (5)  To approve the unconsolidated profit and loss statement of the Company for the fiscal year ended November 30, 2003;

          (6)  To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2003;

          (7)  In conformity with the provisions of the Luxembourg Company Law and Article 5 of the Company's Articles of Incorporation, to

            (i)  extend the validity of the Company's authorized capital, and

            (ii)  approve the Report of the Board of Directors of the Company (which Report is included as part of this Notice) recommending, and authorizing the Board to implement, the suppression of Shareholders' preemptive rights in respect of the issuance of shares for cash with respect to all authorized but unissued Common Shares, in particular

              (a)  to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors, and

              (b)  to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction, and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in such Report, including where the issue price is less than the "par value" of a Common Share (U.S. $2.00), the Board of Directors shall be authorized to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "par value" account of the Company any such deficiency between the par value and the issue price of any such shares, each of the foregoing actions to be effective for a further five year period from the date of publication of the minutes of the Annual General Meeting;

          (8)  To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market Inc., if applicable) for the five most recent trading days prior to such purchase and (b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2005;

          (9)  To elect seven directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and

          (10)  To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Réviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

        The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation.

        The Board of Directors of the Company has determined that Shareholders of record at the close of business on April 6, 2004 will be entitled to vote at the aforesaid meetings and at any adjournments thereof.

/s/ JACOB STOLT-NIELSEN JACOB STOLT-NIELSEN Chairman of the Board

Dated: May 5, 2004

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meetings.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Mr. Jacob Stolt-Nielsen (Chairman)

        Mr. Jacob Stolt-Nielsen has served as Chairman of the Board since 1993. He is also currently Chairman of the Board of Stolt-Nielsen S.A. and served as Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He founded Stolt-Nielsen Seaway AS in 1973. He holds a degree from the Handelsgymnasium, Haugesund, Norway. Mr. Jacob Stolt-Nielsen is a Norwegian citizen.

Mr. Mark Woolveridge (Deputy Chairman)

        Mr. Woolveridge has been a Director since 1993 and has served as Deputy Chairman of the Board since 2002. He held a number of positions with BP since 1968 and most recently served as Chief Executive of BP Engineering from 1989 until his retirement in 1992. He was also General Manager, Oil and Gas Developments, responsible for field development projects in the UK and Norwegian sectors of the North Sea, and served on the Board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr. Mark Woolveridge is a British citizen.

Mr. Tom Ehret

        Mr. Ehret was appointed to the Board of Directors in November 2003 and has served in the position of Chief Executive Officer of Stolt Offshore since March 2003. He came to the Company from his position as Vice Chairman of the Management Board of Technip-Coflexip and President of its Offshore Branch. Mr. Ehret has experience of working with Comex, FMC Corporation, Comex Houlder Diving Limited, Stena Offshore, Coflexip Stena and latterly Technip Coflexip. He has worked in all the major disciplines both technical and commercial and has been a Project Manager, New Product Development Manager, Marketing and Sales Manager, Managing Director, CEO and COO. Mr. Ehret is a French citizen.

Mr. James B. Hurlock

        Mr. Hurlock is a retired partner from the law firm of White & Case LLP and served as chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, a MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr. James B Hurlock is a US citizen.

Mr. Haakon Lorentzen

        Mr. Lorentzen is Managing Director of Lonrentzen Empreendimentos SA of Rio de Janeiro, a diversified holding company with investments in Aracruz Celolose SA, Cia. Norsul Navegaçoa and a diversified IT portfolio. He is also Director of Aracruz Celulose, Iseiasnet, Advicenet, Intellibridge, CEAL, and WWF Brazil. He holds a Bachelors degree in Economics from Pontificia Universidade Caalica do Rio de Janeiro and a Harvard Business School Post Graduate Degree. Born in Norway, Mr. Haakon Lorentzen is a resident of Brazil.

Mr. J. Frithjof Skouveroe

        Mr. Skouveroe has been a Director since 1993. He is owner and and Chariman of Concentus AS, a Nowegian/Swedish Industrial Group. He is also a member of the board of Ocean Rig ASA, an offshore drilling contractor listed on the Oslo stock exchange. He was Chairman of the Board and Chief Executive Officer of Seaway from 1990 until it was acquired by Stolt-Nielsen S.A. in 1992. From 1985 to 1990, he was President and Second Vice Chairman of Seaway. He served as President of Stolt-Nielsen Seaway Contracting A/S, a predecessor of Seaway, from 1982 until 1985. He holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway. Mr. J. Frithjof Skouverøe is a Norwegian citizen.

Mr. Niels G. Stolt-Nielsen

        Mr. Niels G. Stolt-Nielsen has been a Director since 1999 and was appointed Interim Chief Executive Officer in 2002. He has also served on the board of Stolt-Nielsen S.A. since 1996 and has served as Chief Executive Officer of Stolt-Nielsen S.A. since 2000. From 1996 until 2001 he held the position of Chief Executive Officer of Stolt Sea Farm. Mr. Stolt-Nielsen previously worked in Stolt-Nielsen Transportation Group. He is the son of Mr. Jacob Stolt-Nielsen. He graduated from Hofstra University in 1990 with a BSc in Business and Finance. Mr. Stolt-Nielsen is a Norwegian citizen.

STOLT OFFSHORE S.A.

ANNUAL ACCOUNTS AND
REPORT OF THE COMMISSAIRE

NOVEMBER 30, 2003

TABLE OF CONTENTS

PAGE

REPORT OF THE COMMISSAIRE	UF-3
REPORT OF THE BOARD OF DIRECTORS	UF-4
ANNUAL ACCOUNTS
-Balance sheet	UF-5
-Statements of Profit and loss	UF-6
-Notes to the annual accounts	UF-7 to UF-14

REPORT OF THE COMMISSAIRE
TO THE SHAREHOLDERS OF
STOLT OFFSHORE S.A.
30 November 2003

In accordance with legal and statutory requirements, we are pleased to report to you on the execution of our engagement as Commissaire in respect of the year ended 30 November 2003 following the mandate granted to us.

Our examination was carried out in accordance with the provisions of Article 62 of the law of 10 August 1915 (as modified), which does not require the Commissaire to give an opinion on the financial statements. Consequently, we have not verified the financial statements in accordance with International Standards on Auditing.

We have confirmed that the financial statements at 30 November 2003, showing a balance sheet total of U.S. Dollars 713,667,000 and a result for the year then ended of U.S. Dollars NIL are in accordance with the accounting records and with documentary evidence submitted to us.

We draw your attention to the fact that our appointment is in respect of the financial year ended 30 November 2003. Consequently we have not verified the comparative figures for the previous year.

We propose that these financial statements be approved and that discharge be granted to the Board of Directors.

Maitland Management Services S. A.
/s/ Riaz Husain
Riaz Husain

Luxembourg
29 April 2004

STOLT OFFSHORE S.A.
Societe Anonyme
Luxembourg, 26, rue Louvigny, L-1946
R.C. Luxembourg B. 43.172
Report of the Board of Directors to the Annual General Meeting of
Stolt Offshore S.A.
to be held at the offices of Services Generaux de Gestion, Gestion S.A.,
23 avenue Monterey, L-2086 Luxembourg.
May 27, 2004

Gentlemen:

We are pleased to submit for your approval the Balance Sheet as of November 30, 2003 and the Statement of Profit and Loss for the year then ended.

The investment in subsidiaries amounted to U.S. $677,084,000 at November 30, 2003. There were no dividends declared by and receivable from subsidiaries at November 30, 2003. The net profit for the year ended November 30, 2003 was U.S. $nil. No dividends were declared or paid during 2003 or 2002. Retained earnings to be carried forward are U.S. $nil.

By special vote we ask you to discharge the Directors and the Statutory Auditor of the Company for the year ended November 30, 2003.

Furthermore, we request that you elect the Statutory Auditor ("Commissaire aux comptes") of the Company for a new statutory term of one year.

Finally, we request you to re-elect as Directors of the Company, Mr. Jacob Stolt-Nielsen, Mr. J. Frithjof Skouveroe, Niels G. Stolt-Nielsen, Mr. Mark Woolveridge, Mr. Haakon Lorentzen, Mr Tom Ehret and Mr. James B Hurlock at the forthcoming Annual General Meeting on May 27, 2004. During Fiscal Year 2003, Mr Fernard Poimboeuf and Mr Bernard L. Vossier resigned from the Board of Directors. Mr Tom Ehret was appointed to the Board of Directors on November 10, 2003.

/s/ TOM EHRET	/s/ J. FRITHJOF SKOUVEROE
Tom Ehret	J. Frithjof Skouveroe
April 29, 2004

STOLT OFFSHORE S.A.

BALANCE SHEETS AS OF NOVEMBER 30, 2003 AND 2002
(in thousands of United States dollars)

	Notes	2003	2002
FIXED ASSETS:
Investments	3.	677,084	677,084

CURRENT ASSETS:
Receivables		36,576	30,160
Cash and cash equivalents		7	4

		36,583	30,164

TOTAL ASSETS		713,667	707,248

	Notes	2003	2002
SHAREHOLDERS' EQUITY
Subscribed capital	4.	220,524	220,524
Share premium	4.	403,254	403,254
Legal reserve	5.	22,052	22,052

		645,830	645,830

PROVISION FOR CONTINGENCIES AND EXPENSES	6.	—	12,448

OTHER DEBTS:
Due within less than one year		7,258	39,654
Due after one year		60,579	9,316

		67,837	48,970

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		713,667	707,248

The accompanying notes are an integral part of these annual accounts.

STOLT OFFSHORE S.A.

STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED NOVEMBER 30, 2003 AND 2002

(in thousands of United States dollars)

	Notes	2003	2002
EXPENSES
Parent company guarantees—charges		7,117	3,308
Other charges	4,9	2,155	17,360

		9,272	20,668

INCOME
Parent company guarantees—reimbursements		7,117	3,308
Other cost reimbursement income		2,155	17,360

		9,272	20,668

NET RESULT FOR THE YEAR		—	—

The accompanying notes are an integral part of these annual accounts.

STOLT OFFSHORE S.A.

Notes to the annual accounts as of November 30, 2003 and 2002

(Currency—United States dollars)

1.    ORGANIZATION

        Stolt Offshore S.A., formerly Stolt Comex Seaway S.A., ("the Company") is a holding company incorporated under the laws of Luxembourg on March 10, 1993.

        The object of the Company is to invest in subsidiaries which will provide technologically sophisticated offshore and subsea engineering, flowline, trunkline and pipeline lay, construction, inspection and maintenance services, predominantly for the offshore oil and gas industry. More generally, the Company may invest in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purpose of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies of the 31st of July, 1929.

        The registered office of the Company is at 26, rue Louvigny, L—1946, Luxembourg.

        The Company is exempted from preparing consolidated accounts under Luxembourg corporate law. However, a consolidation, including the annual accounts of Stolt Offshore S.A. and of its investee companies, is prepared and ultimately consolidated into Stolt-Nielsen S.A. ("SNSA") whose registered office is 23, avenue Monterey, L—2086, Luxembourg. The Company is reimbursed by its subsidiaries for certain general expenses incurred on behalf of the subsidiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company maintains its books and records in United States dollars, and presents its annual accounts in accordance with generally accepted accounting principles in Luxembourg, which include the following significant accounting policies:

  2.1
  Format of financial statements

        The Company keeps its books and records in U.S. Dollars. In accordance with Article 205 of the law of May 4, 1984, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

  2.2
  Investments

        Investments are stated at cost less any permanent impairment in value. Earnings in investee companies are recognized when, and to the extent, dividends are received from investee companies.

  2.3
  Translation of foreign currencies

        The company maintains its accounts in the currency in which the capital is expressed, i.e. in the United States Dollar (USD) and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

  •
  Formation expenses, the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

  •
  All other assets denominated in a currency other than the base currency are valued individually at the lower of their countervalues translated into base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  All liabilities denominated in a currency other than the base currency are valued individually at the higher of their countervalues translated at historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

        Consequently only realized exchange gains and losses and unrealized exchange losses are reflected in the profit and loss account.

2.4
Share Option Plan

        The Company has elected to account for its stock based compensation awards to employees and directors of the Group in accordance with the U.S. GAAP requirements under Accounting Principles Board Opinion No. 25.

3.    INVESTMENTS

        The Company accounts for its investments in subsidiaries at historical cost. The direct subsidiaries of the Company at November 30, 2003 and November 30, 2002 are as follows:

		Percentage held		Cost ($'000)
Name of the company
	Country	2003	2002	2003	2002
SCS Holdings N.V.	Netherlands	100%	100%	245,934	245,934
Stolt Offshore B.V.	Netherlands	75%	75%	268,935	268,935
Stolt Offshore M.S. Limited	Bermuda	100%	100%	12	12
Jarius Investments Limited	Gibraltar	100%	100%	136,000	136,000
SCS Shipping Limited(1)	United Kingdom	0%	0%	18,823	18,823
SCS Holdings Limited(2)	United Kingdom	0%	0%	7,380	7,380

				677,084	677,084

        The aggregate Company interest in the underlying equity of these subsidiaries was $884,663 at November 30, 2003 (2002—$864,566). Although certain subsidiaries within the group may have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

(1)
SCS Shipping Limited has issued share capital of 5,002,000 shares of which Stolt Offshore S.A. holds one share.
(2)
SCS Holdings Limited has issued share capital of 501 shares of which Stolt Offshore S.A. holds one share.

4.    SHARE CAPITAL

        The Company has authorized share capital of 140,000,000 Common Shares, par value $2.00 per share and 34,000,000 Class B Shares, par value $2.00 per share. Class B Shares are convertible into Common Shares, on a two-for-one basis, at any time at the option of the Class B shareholders.

        As of November 30, 2003, 76,262,215 Common Shares and 34,000,000 Class B Shares were outstanding. Stolt-Nielsen S.A. ("SNSA") holds 55% of the Common Shares and 100% of the Class B Shares which represents an economic interest of 63% of the Company and 69% of the voting rights. All Class B shares were converted into Common shares on February 13, 2004, on a two-for-one basis.

        Until the conversion of Class B shares, Common shares and Class B shares voted as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of recapitalization, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common shares and Class B shares, which required an affirmative vote of the holders of a majority of the outstanding Common shares and Class B shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B shares were entitled to receive $0.005 per share for each $0.01 per Common share.

        On November 26, 2002, the Company issued 6,019,287 Common Shares to SNSA for proceeds of $25.6 million.

        On March 7, 2001, the Company reorganized the share structure of the Company by increasing the authorized share capital of the Company from 102,000,000 to 140,000,000 Common Shares and reclassifying all outstanding Class A Shares to Common Shares on a one-for-one basis.

        During the year ended November 30, 2000, the Company issued 1,758,242 Class A Shares (subsequently converted to Common Shares) to NKT Holdings A/S as partial consideration for the acquisition of NKT Flexibles I/S and issued 6,142,857 Class A Shares (subsequently converted to Common Shares) to Vinci as partial consideration for the acquisition of ETPM. As described above, these shares were issued with a minimum guarantee value. At the date of issue of these shares, the Company increased its share premium account to reflect the minimum guarantee value of the shares. The increase in share premium recorded in the financial statements of the Company as at November 30, 2000 was higher than the value described in the Company's notarial deeds for these transactions by $57.1 million. The notarial deeds were filed on February 14, 2000 and November 30, 2000 respectively with the Luxembourg Memorial.

        During the year ended November 30, 2002, the Company settled the minimum share price guarantee in respect of 249,621 of the 1,758,242 Class A Shares (subsequently converted to Common Shares) issued to NKT Holdings A/S as partial consideration for the Company's acquisition of 49% of NKT Flexibles I/S. The 249,621 shares had previously been issued to NKT Holdings A/S with a minimum guarantee price of $13.65 per share. In February 2002, the Company paid $1.6 million to settle the minimum share price guarantee, being the difference between the guarantee price of $13.65 per share and market price on the date of settlement of the guarantee of $7.05 per share. $1.0 million of this payment has been deducted from the share premium account and the remaining $0.6 million was charged to the profit and loss account in 2002.

        During the year ended November 30, 2002, the Company settled the minimum share price guarantee in respect of 6,142,857 Class A Shares (subsequently converted to Common Shares) issued to Groupe

GTM S.A ("GTM") as partial consideration for the Company's acquisition of ETPM S.A. ("ETPM"), a French engineering and construction company. GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). Under the terms of the sale and purchase agreement for ETPM, these shares were issued to Vinci with a minimum guarantee price of $18.50 per share. In May 2002, the Company paid $58.9 million to Vinci to settle the minimum share price guarantee, being the difference between the guarantee price of $18.50 per share and market price on the date of settlement of the guarantee of $8.91 per share. $48.4 million of this payment has been deducted from the share premium account and the remaining $10.5 million was charged to the profit and loss account in 2002. Accordingly, the Company recorded an expense of $11.1 million in the year ended November 30, 2002 in respect of the settlement of the above minimum share price guarantees.

        On March 10, 2003 the Company repurchased 879,121 Common shares from NKT Holdings A/S as part of the transaction to settle the share price guarantees in respect of the NKT Flexibles joint venture. The difference between the market price at which these shares were repurchased from NKT Holdings A/S and the guaranteed share price was $12.4 million. The Company had provided $12.4 million in respect of the expected settlement in the year ended November 30, 2002.

        The additional value credited to the share premium account in the financial statements in prior years, as noted above, was $57.1 million. The Company offset $54.5 million of this additional paid in surplus with the cost of settling the minimum share price guarantees in the year ended November 30, 2002. This includes $1.0 million and $48.4 million discussed above, plus $5.1 million relating to the settlement of the outstanding 879,121 Class A Shares (subsequently converted to Common Shares). The remaining $2.6 million was released from the share premium account in the year ended November 30, 2002 in respect of an element of the share price guarantee where the Company was not required to settle the minimum share price guarantee terms in respect of these shares under the NKT Flexibles I/S sale and purchase agreement.

        As a result of these entries, the Company's share premium in its financial statements as at November 30, 2002 has been corrected to be consistent with the increase in the share premium account that has been authorized by the board of directors in the notarial documents filed in the Memorial.

5.    LEGAL RESERVE

        Under Luxembourg law an amount equal to at least 5% of the annual income must be appropriated to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from share premium.

        The legal reserve for all outstanding Common Shares and Class B Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of issuance of new shares.

6.    PROVISION FOR CONTINGENCIES AND EXPENSES

        As at November 30, 2002, the Company had an outstanding liability in respect of the settlement of the minimum share price guarantee in respect of 879,121 of the 1,758,242 Class A Shares (subsequently converted to Common Shares) issued to NKT Holdings A/S as partial consideration for the Company's acquisition of 49% of NKT Flexibles I/S. The Company provided $12.4m in respect of the expected settlement of the commitment. On March 10, 2003, the Company finalized the settlement of the share price guarantee and the value paid to NKT Holdings A/S in respect of the settlement was $12.4m.

7.    SHARE OPTION PLAN

        A Compensation Committee appointed by the Company's Board of Directors administers the Plan. Options are awarded at the discretion of the Company to Directors and key employees.

        On April 28, 1993, the Company adopted a share option plan (the "1993 Plan") covering 7.7 million shares represented by Common shares, not exceeding 7.7 million.

        After April 2003 it is no longer permissible to grant new options under the 1993 Plan and a revised plan was approved to replace it (the "2003 Plan"). The 2003 Plan covers up to but not exceeding 6.3 million Common shares. Options may be granted under the 2003 Plan exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        A stock option plan for key employees and directors resident in France (the "French Plan") was approved in 2003. It covers up to but not exceeding 501,000 Common shares. Options may be granted under the French Plan exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        During fiscal year 2003, 1,214,500 options were granted under the 1993 plan and 35,000 options were granted under the 2003 plan. No options had been granted under the French plan. The following tables reflect activity under the Plan for the three-year period ended November 30, 2003:

	2003		2002		2001
For the year ended November 30	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $
Outstanding at beginning of year	3,683,292	9.85	3,024,410	10.77	2,533,249	10.00
Granted	1,249,500	1.33	797,750	6.35	640,300	13.43
Exercised	—	—	(14,392)	7.38	(75,612)	6.98
Forfeited	(368,720)	9.72	(124,476)	9.97	(73,527)	11.15

Outstanding at end of year	4,564,072	7.55	3,683,292	9.85	3,024,410	10.77

Exercisable at end of year	2,388,007	10.19	2,001,049	10.28	1,477,306	9.65

Weighted average fair value of options granted		0.78		4.49		9.10

        All share data and per share data has been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.

        The fair value of each share option grant is estimated as of the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk free interest rates	3.75%	5.39%	5.62%
Expected lives of options	7 years	7 years	7 years
Expected volatility	70.34%	69.1%	63.7%
Expected dividend yields	—	—	—

        The following tables summarize information about share options outstanding as of November 30, 2003:

	Options outstanding			Options exercisable
Range of exercise price	Options outstanding	Weighted Average Remaining Contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
Common Shares
$12.13—16.58	671,800	6.72	14.33	421,650	14.79
$7.82—11.20	26,000	8.08	9.19	9,750	9.39
$4.38—7.38	775,600	7.38	6.25	273,963	6.12
$1.19—3.00	1,335,500	8.74	1.44	102,000	2.77

	2,808,900	7.87	5.92	807,363	10.26

Class A Shares
$12.13—16.58	100,250	4.73	16.16	97,875	16.25
$7.82—11.20	932,112	6.16	10.22	759,959	10.21
$4.38—7.38	53,750	3.26	5.79	53,750	5.79
$1.19—3.00	47,250	1.81	2.77	47,250	2.77

	1,133,362	5.71	10.22	958,834	10.21

        As part of the acquisition of the former Ceanic Corporation in 1998, holders of Ceanic share options were entitled to exercise all vested and one-third of the unvested options, or to convert any portion thereof to vested Stolt Offshore S.A. Common Share options. Their remaining two-thirds of the unvested Ceanic share options were automatically converted to unvested Stolt Offshore S.A. Common Share options at the date of acquisition.

        The following table summarizes information about these options which are outstanding as at November 30, 2003:

	Options outstanding			Options exercisable
Range of exercise price	Options outstanding	Weighted Average Remaining Contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
Common Shares
$7.82—11.20	523,674	3.93	10.75	523,674	10.75
$4.38—7.38	98,136	3.39	6.28	98,136	6.28

	621,810	3.85	10.05	621,810	10.05

8.    COMMITMENTS AND GUARANTEES

        The Company has guaranteed performance bonds issued by its direct and indirect subsidiaries and investments amounting to $324.9 million at November 30, 2003. In the normal course of business, the Company provides project guarantees to guarantee the project performance of direct and indirect subsidiaries and joint ventures to third parties.

9.    BOARD OF DIRECTORS' EXPENSES

        Fees paid to directors for the year period ended November 30, 2003 amounted to $175,000 and for the year ended November 30, 2002 amounted to $182,500.

10.    TAXES

        The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax is calculated as follows:

        Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds EUR 2,400,000:

  •
  3% on interests paid to bond and other security—holders;

  •
  1.8% on dividends, profit quotas and remuneration on the first EUR 1,200,000;

  •
  0.1% charge levied on any surplus dividends, profit quotas and remuneration.

        Where the total interest paid each year to bondholders and on other comparable securities is less than EUR 2,400,000:

  •
  3% on interests paid to bond and other security—holders;

  •
  3% on dividends, profit quotas and remuneration, but to a maximum amount corresponding to the difference between EUR 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

  •
  1.8% on any surplus dividends, profit quotas and remuneration up to EUR 1,200,000 distributed;

  •
  0.1% on surplus dividends, profit quotas and remuneration.

        Billionaire holding companies are subject to a minimum annual charge of EUR 48,000. Interest paid to creditors who do not hold bonds or similar negotiable securities are disregarded in calculating the tax base. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

        For the years ended November 30, 2003 and 2002 this tax amounted to $55,999 and $47,241 respectively, and is included in other charges in the accompanying statements of profit and loss.

11.    SUBSEQUENT EVENTS

        The Company has taken a number of additional steps to improve its financial position, liquidity and gearing. Since November 30, 2003 the Company has:

  1.
  Issued and sold, on February 13, 2004, 45,500,000 million Common shares, raising gross proceeds of $100.1 million ($93.5 million net of expenses) through the Private Placement.

  2.
  On February 13, 2004 the outstanding 34,000,000 Class B shares were converted into 17,000,000 Common shares (the "share conversion").

  3.
  On February 13, 2004 commensurate with the closing of its equity placement, Stolt Offshore B.V transferred $50 million in debt owed to SNTG under the amended and restated Subordinated Note dated August 21, 2003 to the Company.

  4.
  On April 20, 2004, SNSA completed the aforementioned and previously announced debt for equity swap, under which SNTG subscribed for an additional 22,727,273 Common Shares in consideration for the cancellation of $50 million of subordinated loans to the Company. Following this operation, the number of Common Shares in issue was 161,489,487.

  5.
  Obtained shareholder approval to raise approximately $52.8 million in gross proceeds through the issuing of 24,000,000 Common shares in the Subsequent Issue, expected to be completed in May, 2004 (the "subsequent issue").

REPORT OF THE BOARD OF DIRECTORS
OF
STOLT OFFSHORE S.A.
TO
ANNUAL GENERAL MEETING OF SHAREHOLDERS
ON
MAY 27, 2004
PREPARED IN ACCORDANCE
WITH
LUXEMBOURG COMPANY LAW ARTICLE 32-3

A.
Reference is made to Notice dated May 5, 2004 of Annual General Meeting of Shareholders of Stolt Offshore S.A. (the "Company"), such meeting to be held in Luxembourg on May 27, 2004. A copy of said Notice is attached hereto as Exhibit A.

  In particular, reference is made to Agenda item (7) which, in conformity with the provisions of the Luxembourg Company Law and Article Five of the Company's Articles of Incorporation, relates to suppression of Shareholders' preemptive rights in respect of the Company's authorized but unissued capital.

  The authorized share capital of the Company consists of 230,000,000 Common Shares, par value U.S. $2.00 per share. As at April 30, 2004, 161,489,487 Common Shares were issued.

B.
Article Five, third paragraph, of the Articles of Incorporation of the Company deals inter alia with Shareholders' preemptive rights and permits the Board of Directors of the Company, to the extent it deems advisable, to suppress Shareholders' preemptive rights in respect of the issuance of Common Shares of the Company for cash, such action to be effective for a five (5) year period from the date of publication of the Minutes of the General Meeting at which such action is approved by the Shareholders.

  It is noted that the most recent suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares was effected at the Extraordinary General Meeting of Shareholders held on February 11, 2004, in respect of which the Minutes are expected to be published shortly.

C.
In conformity with said Article Five, third paragraph, and the relevant provisions of the Luxembourg Company Law, this Report is the Board's recommendation to the Shareholders in respect of such suppression of Shareholders' preemptive rights in respect of Common Shares of the Company.

D.
The Common Shares of the Company are listed on and traded through the Oslo Stock Exchange Verdipapirservise (VPS) System and simultaneously American Depositary Shares (ADSs) (each representing one (1) Common Share) are listed on and traded through The Nasdaq Stock Market, Inc.'s Automated Quotation System (National Market System) in the United States.

  In respect of the foregoing

  (i)
  the Company has been advised by Norwegian legal counsel that it is a customary practice in Norway in connection with refinancing of companies listed on the Oslo Stock Exchange VPS System for shareholders not to be granted preferential or preemptive rights, or if any such rights exist, for such preferential or preemptive rights to be waived (it being acknowledged that the relevant provisions of Norwegian law and Oslo Stock Exchange regulations require "equal treatment" of existing shareholders, including in the event of any issuance of Common Shares at a price not reflecting the "market price" thereof), and

  (ii)
  the Company has been advised by U.S. legal counsel that it is the customary practice in the United States for shareholders not to be granted preferential or preemptive rights, or if such rights exist, for such preferential or preemptive rights to be waived.

  As stated in Paragraph B above, preemptive rights with respect to authorized but unissued Common Shares have been suppressed for a period of five (5) years ending with the publication of the Minutes of the Extraordinary General Meeting of Shareholders held on February 11, 2004.

E.
The listing of the Company's Common Shares in the United States is considered the "primary" listing and the listing of the shares on the Oslo Stock Exchange is considered the "secondary" listing of the shares.

F.
In light of the foregoing factors, the Board of Directors of the Company recommends, and seeks the authority of the Shareholders for the Board to implement, the suppression of Shareholders' preemptive rights in respect of the issuance of shares for cash with respect to all authorized but unissued Common Shares, in particular in the following circumstances:

(i)
to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors; and

(ii)
to issue or offer to issue Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsection (i) or (ii) above at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction.

  The authorizations set forth in this Paragraph F. shall be effective for a further five (5) year period from the date of publication of the Minutes of the Annual General Meeting.

  In connection with any issuance of Common Shares, where the issue price is less than the "par value" of a Common Share (U.S. $2.00), the Board of Directors shall be authorized to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "par value" account of the Company any such deficiency between the par value and the issue price of any such shares.

G.
Accordingly, in view of the foregoing factors, the Board of Directors of the Company hereby determines that it is in the best interest of the Company and its Shareholders that the Board be authorized to deny preferential or preemptive rights in respect of the issuance of Common Shares of the Company for cash for a further five (5) year period, running from the date of publication of the Minutes of this Annual General Meeting.

This Report is submitted to the Shareholders of the Company this 5th day of May, 2004.

/s/ TOM EHRET Tom Ehret, Director

/s/ FRITHJOF SKOUVEROE J. Frithjof Skouveroe, Director

Exhibit A

Stolt Offshore S.A.

Société Anonyme Holding R. C. Luxembourg B. 43172 Registered Office: 26, rue Lougivny L-1946 Luxembourg	Mailing address: c/o Stolt Offshore M.S. Ltd. Dolphin House Windmill Road Sunbury-on-Thames Middlesex TW16 7HT United Kingdom

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON MAY 27, 2004

         The Annual General Meeting of Shareholders of Stolt Offshore S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Thursday, May 27, 2004 at 3:00 p.m., for the following purposes:

          (1)  To approve the holding of the Annual General meeting on May 27, 2004, in variation from the date (third Thursday in April) set forth in Article 25 of the Articles of Incorporation;

          (2)  To appoint Maitland Management Service S.A., Luxembourg, as Statutory Auditors ("Commissaire aux comptes") of the Company for the fiscal year ended November 30, 2003;

          (3)  To consider (i) the Report of Maitland Management Services S.A., Luxembourg, Statutory Auditors ("Commissaire aux comptes") of the Company, and (ii) the Report by the Board of Directors of the Company, in respect of the unconsolidated financial statements of the Company for the fiscal year ended November 30, 2003 (copy attached);

          (4)  To approve the unconsolidated balance sheet of the Company for the fiscal year ended November 30, 2003;

          (5)  To approve the unconsolidated profit and loss statement of the Company for the fiscal year ended November 30, 2003;

          (6)  To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2003;

          (7)  In conformity with the provisions of the Luxembourg Company Law and Article 5 of the Company's Articles of Incorporation, to

            (i)  extend the validity of the Company's authorized capital, and

            (ii)  approve the Report of the Board of Directors of the Company (which Report is included as part of this Notice) recommending, and authorizing the Board to implement, the suppression of Shareholders' preemptive rights in respect of the issuance of shares for cash with respect to all authorized but unissued Common Shares, in particular

              (a)  to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors, and

              (b)  to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company),

Exhibit A

    provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction, and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in such Report, including where the issue price is less than the "par value" of a Common Share (U.S. $2.00), the Board of Directors shall be authorized to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "par value" account of the Company any such deficiency between the par value and the issue price of any such shares, each of the foregoing actions to be effective for a further five year period from the date of publication of the minutes of the Annual General Meeting;

          (8)  To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market Inc., if applicable) for the five most recent trading days prior to such purchase and (b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2005;

          (9)  To elect seven directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and

          (10)  To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Réviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

        The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation.

        The Board of Directors of the Company has determined that Shareholders of record at the close of business on April 6, 2004 will be entitled to vote at the aforesaid meetings and at any adjournments thereof.

/s/ JACOB STOLT-NIELSEN JACOB STOLT-NIELSEN Chairman of the Board

Dated: May 5, 2004

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meetings.

Time Sensitive Materials

Depositary's Notice of
Shareholders' Meeting of
Stolt Offshore S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").

ADS CUSIP No.:	861567105.

ADS Record Date:	April 6, 2004.

Meeting Specifics:	Annual General Meeting—May 27, 2004 at 3:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on May 20, 2004.

Deposited Securities:	Common Shares, $2.00 par value per Share, of Stolt Offshore S.A., a company incorporated with limited liability under the laws of Luxembourg (the "Company").

ADS Ratio:	1 Common Share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	DnB NOR Bank ASA, Oslo, Norway.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of July 2, 2002, among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on May 20, 2004.

        The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

        Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

        Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

        Please further note that Voting Instructions may be given only in respect of an integral number of Shares or other Deposited Security.

        The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

        If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.—Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*
Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of the laws of Luxembourg and the Articles of Incorporation of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on May 20, 2004 for action to be taken.

2004 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Stolt Offshore S.A. (the "Company")
CUSIP No.:	861567105.
ADS Record Date:	April 6, 2004.
Meeting Specifics:	Annual General Meeting—May 27, 2004 at 3:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of July 2, 2002.
Deposited Securities:	Common shares, $2.00 par value per Share, of the Company.
Custodian:	DnB NOR Bank ASA, Oslo, Norway.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please further note that Voting Instructions may be given only in respect of an integral number of Shares or other Deposited Security.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained therein.

DETACH HERE

☒	Please mark your vote as in this example	0000

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1				6				7(e)		N/A

2				7(a)		N/A		7(f)		N/A

3				7(b)		N/A		7(g)		N/A

4				7(c)		N/A		8

5				7(d)		N/A
SIGNATURE(S)	Date

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

1.
Approval of the Annual Meeting Date.
2.
Appointment of Statutory Auditors.
3.
Approval of Financial Statements.
4.
Discharge of Directors and Statutory Auditors.
5.
Extend Validity of Authorized Capital/Suppression of Shareholders Preemptive Rights.
6.
Approval of Authorization of Share Repurchases.
7.
Election of Directors.
(a)
Jacob Stolt-Nielsen
(b)
Tom Ehret
(c)
James B. Hurlock
(d)
Haakon Lorentzen
(e)
J. Frithjof Skouveroe
(f)
Niels G. Stolt-Nielsen
(g)
Mark Woolveridge
(8)
Election of Independent Auditors and Statutory Auditors.

Selected consolidated financial data

For the year ended 30 November (in millions, except per share data)	2003 $	2002 $	2001 $	2000 $	1999 $

Net operating revenue	1,482.3	1,437.5	1,255.9	983.4	640.7

Net operating (loss) income	(380.5)	(123.6)	36.4	(4.9)	24.2

Net (loss) income	(418.1)	(151.9)	(14.2)	(34.4)	16.2

Net (loss) income per Common share and Common share equivalent

Basic	(4.51)	(1.79)	(0.16)	(0.44)	0.27

Diluted	(4.51)	(1.79)	(0.16)	(0.44)	0.27

Weighted average number of Common shares and Common share equivalent outstanding(a):

Basic	92.6	85.0	87.2	78.8	59.1

Diluted	92.6	85.0	87.2	78.8	59.5

The Company has never paid a dividend.

As of 30 November (in millions, except per share data)	2003 $	2002 $	2001 $	2000 $	1999 $

Total assets	1,242.6	1,458.6	1,560.3	1,402.8	843.3

Current assets less current liabilities (including current portion of long-term debt and capital lease obligations and debt due to SNSA)	(159.8)	34.6	78.2	12.7	31.9

Non-current assets	608.9	868.2	987.3	1,008.3	591.2

Long-term debt, including long-term debt due to SNSA, and capital lease obligations (including current portion)	385.0	335.0	358.7	292.5	200.7

Deferred long-term taxes, accrued pensions and other long-term liabilities	38.1	43.4	63.1	61.0	14.5

Shareholders' equity	107.3	517.1	660.0	669.4	408.4

Book value per Common share and Common share equivalent(a)	1.16	5.54	7.57	7.68	6.90

Total number of Common shares and Common share equivalent outstanding(a)	92.7	93.3	87.2	87.2	59.2

(a)
All share data and per share data have been restated to reflect the share reclassification on 7 March 2001 whereby Class A shares were reclassified as Common shares on a one-for-one basis.

Independent auditors' report

To Stolt Offshore S.A.

We have audited the accompanying consolidated balance sheet of Stolt Offshore S.A. (a Luxembourg company) and its subsidiaries as of 30 November 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended 30 November 2003 and 2002. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. The consolidated financial statements of the Company for the year ended 30 November 2001, before the reclassification and inclusion of disclosures discussed in Note 2 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated 30 January 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Stolt Offshore S.A. and subsidiaries as of 30 November 2003 and 2002 and the consolidated results of its operations and its cash flows for the years ended 30 November 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of the Company for the year ended 30 November 2001 were audited by other auditors who ceased operations. As described in Note 2, these consolidated financial statements have been revised to reflect reclassifications and disclosures to conform to the 2003 presentation. Our audit procedures with respect to the reclassifications included agreeing the previously reported line items or disclosure amounts to the Company analyses, comparing reclassification amounts in the analyses to supporting documentation and testing the mathematical accuracy of the analyses into the previously issued financial statements. Our audit procedures with respect to the disclosures included agreeing the additional disclosures to the Company's underlying records obtained from management. In our opinion such reclassifications and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such reclassifications and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

Deloitte & Touche LLP
Glasgow, United Kingdom
29 April 2004

To Stolt Offshore S.A.

We have audited the accompanying consolidated balance sheets of Stolt Offshore S.A. (a Luxembourg company) and its subsidiaries as of 30 November 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended 30 November 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt Offshore S.A. and subsidiaries as of 30 November 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended 30 November 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen(1)
Glasgow, United Kingdom
30 January 2002

(1)
This report is a copy of the previously issued report covering the years ended 30 November 2001, 2000 and 1999. The predecessor auditors have not reissued their report.

Consolidated statements of operations

For the year ended 30 November (in thousands, except per share data)		2003 $	2002 $	2001 $

Net operating revenue		1,482,273	1,437,488	1,255,938

Operating expenses		(1,566,524)	(1,374,354)	(1,144,290)

Gross (loss) profit—$		(84,251)	63,134	111,648

—%		(5.7% )	4.4%	8.9%

Equity in net income of non-consolidated joint ventures		403	5,287	11,655

Selling, general, and administrative expenses ("SG&A")	Note 2	(102,508)	(89,678)	(81,306)

Impairment of tangible fixed assets	Note 9	(176,522)	(3,983)	—

Impairment of goodwill	Note 10	—	(106,435)	—

Impairment of intangible assets	Note 10	—	—	(7,932)

Restructuring charges	Note 18	(16,233)	—	—

(Loss) gain on sale of fixed assets		(328)	8,003	1,234

Other operating (loss) income, net		(1,056)	65	1,066

Net operating (loss) income		(380,495)	(123,607)	36,365

Non-operating (expense) income

Interest expense		(27,886)	(18,873)	(29,271)

Interest income		3,093	633	2,451

Foreign currency exchange (losses) gains, net		(8,905)	212	(323)

(Loss) income before minority interests and taxes		(414,193)	(141,635)	9,222

Minority interests		(4,549)	(2,062)	(2,806)

(Loss) income before income taxes		(418,742)	(143,697)	6,416

Income tax benefit (provision)	Note 12	655	(8,158)	(20,619)

Net loss		(418,087)	(151,855)	(14,203)

Earnings per Common share

Net loss per Common share and Common share equivalent:

Basic		(4.51)	(1.79)	(0.16)

Diluted		(4.51)	(1.79)	(0.16)

Weighted average number of Common shares and Common share equivalents outstanding

Basic	Note 22	92,624	85,010	87,201

Diluted	Note 22	92,624	85,010	87,201

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated balance sheets

As of 30 November (in thousands)		2003 $	2002 $

Assets

Current assets

Cash and cash equivalents		81,910	11,672

Restricted cash deposits	Note 4	2,108	1,732

Trade receivables (net of allowance for doubtful debt of $15.772 million in 2003 and $5.861 million in 2002)	Note 5	358,330	428,102

Inventories and work-in-progress	Note 6	22,100	17,525

Receivables due from related parties and short-term advances to non-consolidated joint ventures	Note 11	27,565	62,438

Forward contracts	Note 26	957	23,438

Prepaid expenses and other current assets		34,654	45,468

Assets held for sale	Note 8	106,152	—

Total current assets		633,776	590,375

Fixed assets, at cost	Note 9	933,336	1,188,607

Less accumulated depreciation and amortisation	Note 9	(418,731)	(405,764)

Total fixed assets, net		514,605	782,843

Goodwill	Note 10	5,999	5,999

Other intangible assets	Note 10	248	4,717

Deposits and non-current receivables		33,381	38,548

Investments in and advances to non-consolidated joint ventures	Note 11	42,962	28,774

Deferred taxes	Note 12	8,314	3,101

Prepaid pension asset	Note 13	3,375	4,247

Total assets		1,242,660	1,458,604

Liabilities and shareholders' equity

Current liabilities

Bank overdrafts and lines of short-term credit	Note 14	2,473	15,966

Short-term payables due to Stolt-Nielsen S.A. "SNSA"	Note 17	18,394	633

Subordinated note due to SNSA	Note 15	50,000	—

Current maturities of long-term debt and capital lease obligations	Note 15	91,504	17

Accounts payable and accrued liabilities	Note 16	430,772	387,634

Accrued salaries and benefits		36,988	51,853

Advance billings		33,181	40,168

Deferred short-term taxes	Note 12	4,471	—

Other current liabilities		67,932	59,509

Liabilities held for sale	Note 8	57,855	—

Total current liabilities		793,570	555,780

Long-term debt and capital lease obligations	Note 15	293,506	335,007

Deferred long-term taxes	Note 12	2,000	7,189

Other long-term liabilities		26,408	26,886

Accrued pension liability	Note 13	9,726	9,326

Minority interests		10,175	7,359

Commitments and contingencies	Note 25

Shareholders' equity	Note 21

Common shares, $2.00 par value—140,000,000 shares authorised (2002: 140,000,000), 76,262,215 shares issued and outstanding (2002: 76,262,215 shares issued and outstanding)		152,524	152,524

Class "B" shares, $2.00 par value—34,000,000 shares authorised, issued and outstanding (2002: 34,000,000)		68,000	68,000

Treasury shares 879,121 Common shares (2002: nil)		(1,002)	—

Paid-in surplus		404,230	416,677

Deficit		(535,579)	(117,492)

Accumulated other comprehensive income (loss)		19,102	(2,652)

Total shareholders' equity		107,275	517,057

Total liabilities and shareholders' equity		1,242,660	1,458,604

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statement of shareholders' equity

(in thousands, except share data)	Common shares $	Class A shares $	Class B shares $	Paid-in surplus $	Retained earnings (Deficit) $	Treasury shares $	Accumulated other Comprehensive loss $	Total Shareholders' equity $	Comprehensive income (loss) $

Balance, 30 November, 2000	45,446	94,860	68,000	463,379	66,639	—	(68,875)	669,449

Reclassification of Class A shares to Common shares	94,860	(94,860)	—	—	—	—	—	—

Net loss	—	—	—	—	(14,203)	—	—	(14,203)	(14,203)

Translation adjustment in respect of SFAS No.133	—	—	—	—	—	—	(2,238)	(2,238)	(2,238)

Gain on hedging reclassified into earnings	—	—	—	—	—	—	2,238	2,238	2,238

Translation adjustments, net	—	—	—	—	—	—	4,389	4,389	4,389

Comprehensive loss	—	—	—	—	—	—	—	—	(9,814)

Exercise of share options	151	—	—	236	—	—	—	387

Balance, 30 November, 2001	140,457	—	68,000	463,615	52,436	—	(64,486)	660,022

Purchase of 6,392,478 Treasury shares at market value(a)	—	—	—	—	—	(56,493)	—	(56,493)

Settlement of share price guarantee(a)	—	—	—	(60,557)	—	—	—	(60,557)

Sale of 6,392,478 Treasury shares	—	—	—	—	(18,073)	56,493	—	38,420

Issuance of 6,019,287 Common shares	12,038	—	—	13,542	—	—	—	25,580

Net loss	—	—	—	—	(151,855)	—	—	(151,855)	(151,855)

Net gains in respect of derivative instruments, net of tax of $3,184	—	—	—	—	—	—	22,169	22,169	22,169

Translation adjustments, net	—	—	—	—	—	—	41,700	41,700	41,700

Minimum pension liability adjustment, net of tax of $915	—	—	—	—	—	—	(2,035)	(2,035)	(2,035)

Comprehensive loss	—	—	—	—	—	—	—	—	(90,021)

Exercise of share options	29	—	—	77	—	—	—	106

Balance, 30 November 2002	152,524	—	68,000	416,677	(117,492)	—	(2,652)	517,057

Purchase of 879,121 Treasury shares at market value(b)	—	—	—	—	—	(1,002)	(1,002)

Settlement of share price guarantee(b)	—	—	—	(12,447)	—	—	—	(12,447)

Net loss	—	—	—	—	(418,087)	—	—	(418,087)	(418,087)

Net losses in respect of derivative instruments, net of tax of $1,068	—	—	—	—	—	—	(362)	(362)	(362)

Minimum pension liability adjustment, net of tax of $326	—	—	—	—	—	—	(3,282)	(3,282)	(3,282)

Translation adjustments, net	—	—	—	—	—	—	25,398	25,398	25,398

Comprehensive loss	—	—	—	—	—	—	—	—	(396,333)

Balance, 30 November 2003	152,524	—	68,000	404,230	(535,579)	(1,002)	19,102	107,275

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(a)
Purchase of 249,621 Treasury Shares from NKT Holdings A/S and 6,142,857 Treasury shares from Vinci. Further details are provided in Note 3.

(b)
Purchase of 879,121 Treasury Shares from NKT Holdings A/S. Further details are provided in Note 3.

Consolidated statements of cash flows

For the year ended 30 November (in thousands)	2003 $	2002 $	2001 $

Cash flows (used in) provided by operating activities

Net loss	(418,087)	(151,855)	(14,203)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities

Depreciation and amortisation	93,499	92,110	91,750

Impairment of goodwill and other intangibles	—	106,435	7,932

Impairment of tangible fixed assets	176,522	3,983	—

Amortisation of dry-dock costs	13,967	15,378	8,441

Undistributed equity in net income of non-consolidated joint ventures	(403)	(5,287)	(11,655)

Dividends from non-consolidated joint ventures	14,054	13,195	12,235

Minority interest in consolidated subsidiaries	4,548	2,062	2,806

Deferred tax	(5,514)	(5,906)	(4,433)

Loss (gain) on sale of fixed assets	328	(8,003)	(1,234)

Changes in operating assets and liabilities, net of acquisitions

Decrease (Increase) in trade receivables	109,349	43,980	(141,003)

Decrease (Increase) in prepaid expenses, other current assets and long-term receivables	8,922	(18,198)	10,024

Net realised and unrealised mark to market hedging transactions	(11,469)	—	—

(Increase) Decrease in inventories and work-in-progress	(3,940)	2,965	8,241

(Decrease) Increase in accounts and notes payable	(59,666)	(11,992)	91,021

(Decrease) Increase in accrued salaries and benefits	(7,173)	5,295	635

Increase (Decrease) in other short-term and other long-term liabilities	68,858	21,147	(25,928)

Payments of dry-dock costs	(11,315)	(20,632)	(17,893)

Net cash (used in) provided by operating activities	(27,520)	84,677	16,736

Cash flows provided by (used in) investing activities

Acquisition of subsidiaries, net of cash acquired	—	—	(61)

Settlement of share price guarantees	(12,447)	(60,557)	—

Purchase of fixed assets	(21,895)	(54,634)	(62,868)

Proceeds from sale of tangible fixed assets	3,961	23,526	5,590

Investment in non-consolidated equity investees	(14,248)	—	—

Increase in investments and other long-term financial assets	(2,382)	—	—

Decrease in investments and other long-term financial assets	34,306	15,217	(26,089)

Net cash provided by (used in) investing activities	(12,705)	(76,448)	(83,428)

Cash flows provided by (used in) financing activities

Net (decrease) increase in bank overdraft	(13,846)	10,184	3,332

Drawdown of existing bank credit lines	230,000	—	69,985

Repayments of existing bank credit facilities	(80,000)	—	—

(Increase) decrease in restricted cash deposits securing capital lease, long-term debt	(361)	(146)	2,628

Proceeds form monetisation of hedges	16,827	—	—

Repayments of capital lease obligations	(18)	(23,657)	(3,845)

Drawdown of short-term SNSA funding	15,000	64,000	—

Repayment of short-term SNSA funding	(55,000)	—	—

Repurchase of treasury shares	(1,002)	(56,493)	—

Exercise of share options	—	106	387

Dividends paid to minority interests	(2,194)	(2,352)	—

Net cash provided by (used in) financing activities	109,406	(8,358)	72,487

Effect of exchange rate changes on cash	1,057	131	(440)

Net increase in cash and cash equivalents	70,238	2	5,355

Cash and cash equivalents at beginning of year	11,672	11,670	6,315

Cash and cash equivalents at end of year	81,910	11,672	11,670

Details of non-cash transactions are provided in Note 2.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.     The company

Stolt Offshore S.A., a Luxembourg company, together with its subsidiaries (collectively, "the Company") is one of the largest offshore services contractors in the world. The Company designs, procures, builds, installs and services a range of offshore surface and subsurface infrastructure for the global oil and gas industry. The Company specialises in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

The market for the Company's services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

2.     Accounting policies

Going concern

The financial statements have been prepared on the basis that the Company is a going concern. The Company's latest forecasts for fiscal year 2004 indicate that there will be a narrow margin of compliance with the debt to EBITDA ratio covenant at end of the fourth quarter of 2004. The Company's ability to remain within its covenants at the end of the second and third quarters of fiscal year 2004 is dependent on (i) its operating performance, (ii) the successful completion of the Subsequent Issue ("Subsequent Issue") during the second quarter of fiscal year 2004, (iii) its ability to recover variation orders and claims from customers where additional contract costs are incurred, and (iv) the success of the Company's plans to divest certain assets and businesses.

The Company has consequently made contingency plans in the event that it is unable to comply with its covenants as follows: (i) the Company has the option of raising unsecured debt finance as an alternative means of repaying bank facilities, (ii) the Company can defer discretionary capital expenditure, (iii) the Company has the option of raising further equity, and (iv) the Company can seek to obtain a waiver of covenant breaches if they were to arise.

Principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of all majority-owned companies in which the Company has operating control. All significant inter-company transactions and balances have been eliminated.

The Company has invested in several joint ventures. These include Seaway Heavy Lifting ("SHL") and NKT Flexibles I/S ("NKT Flexibles"), Sonamet, Sonastolt and project-specific joint ventures. In these joint ventures, the Company has economic and voting interests of 27.5% to 55%. The Company accounts for its investments in non-consolidated joint ventures under the equity method, including circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party. This applies to Sonamet and Sonastolt where certain operating decisions require unanimous agreement of the board, which has equal representation from the two principal joint venture partners.

Presentation of financial statements

The 2002 and 2001 consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the 2003 presentation as follows:

•
Following a review of the various types of expenses included in the operating and overhead expense categories, it was decided that it would be more appropriate for the cost associated with tendering and product line management to be taken out of Operating expenses and into the renamed category "Selling, general and administrative expenses" ("SG&A"). At the same time it was decided that the cost associated with Health, Safety, Environment and Quality ("HSE&Q") should be taken from SG&A into Operating expenses. The rationale for these changes is that tendering is a sales-related activity, and under the new group organisational structure, the regional management is focused on the general management of the Company. Prior year reported amounts have been reclassified for comparability. HSE&Q costs are reclassified because they are incurred in relation to project work. There has been a reclassification of selling costs of $16.7 million and $17.3 million in 2002 and 2001 respectively, from "Operating expenses" to SG&A in the consolidated statement of operations. The changes are a result of the costs associated with tendering and product line management taken out of Operating expenses and into SG&A ($19.0 million and $18.9 million respectively for 2002 and 2001) and the cost associated with Health, Safety, Environment and Quality from SG&A to Operating expenses ($2.3 million and $1.6 million respectively for 2002 and 2001).

•
There has been a reclassification of $4.0 million for 2002 from "Operating expenses" to "Impairment of tangible fixed assets".

•
There has been a reclassification of components making up the balance of $17.5 million for 2002 in "Inventories and Work in progress".

•
Reclassifications within the tables for 2002 and 2001 respectively in Note 20 "Segment and related information" to reflect the redefined regional structure and the redefined service capabilities.

•
Reclassification of gains on disposals of assets of $1.2 million in 2001 from "Non-operating (expense) income" to "Gain on sale of fixed assets" in the consolidated statement of operations.

•
Reclassification of other income (loss) of $1.1 million in 2001 from "Non-operating (expense) income" to "Other operating income (loss), net" in the consolidated statement of operations.

•
Reclassification of "Dividends from non-consolidated joint ventures" of $12.2 million in 2001 from "Net cash used in investing activities" to "Net cash provided by operating activities"; and reclassification of $0.6 million in 2001 from "Increase in investments and other non-current financial assets" to "Decrease in investments and other non-current financial assets" in the consolidated statements of cash flows.

•
Reclassifications within the table reconciling the Company's effective tax rate to the statutory tax rate in 2001 in Note 12, "Income taxes".

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year.

In the preparation of these consolidated financial statements, estimates and assumptions have been made by management including costs to complete projects, an assessment of percentage of completion of projects, recognition of revenue in respect of variation orders and claims, the selection of useful lives of tangible and intangible fixed assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, the carrying value of non-consolidated joint ventures, income tax valuation allowances, provisions for legal disputes, assessment of the probability of occurrence of hedged transactions and other similar evaluations. Actual results could differ from those estimates.

Revenue recognition

Long-term contracts are accounted for using the percentage-of-completion method. The Company applies Statement of Position 81-1 "Accounting for Performance of Certain Construction-Type Projects". Revenue and gross profit are recognised each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognised during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. The percentage-of-completion method requires the Company to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. Provisions for anticipated losses are made in the period in which they become known.

A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognised as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognised in the contract estimates when deemed realisable. As at 30 November 2003, no significant revenue relating to unagreed claims or disputed receivables was included in reported turnover or receivables that has not been subsequently collected in full.

During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change. These revisions to estimate will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

The financial reporting of the Company's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognised revenues and profits are subject to revisions as the contract progresses to completion and refinements in estimates are reflected in the period in which the facts that give rise to the revision become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date but before the issuance of the financial statements is reflected in the financial statements. The net (adverse)/positive effect on net loss of significant revisions to contract estimates was $(216.0) million in 2003, $(58.8) million in 2002 and $2.4 million in 2001. The net effect of these revisions on net (loss) income per share was $(2.23) in 2003, $(0.69) in 2002 and $0.03 in 2001

Translation of inter-company balances

Long-term inter-company balances, which are not planned or anticipated to be settled in the foreseeable future are revalued. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 52, these results are included under other comprehensive income (loss) ("OCI").

Cash and cash equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventory

In determining the cost of inventory the weighted average cost method is used. Inventory is valued at the lower of cost and net realisable value, with adequate provisions made against slow-moving and obsolete items.

Assets held for sale

The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, "Accounting for the Impairment or the Disposal of Long-Lived Assets", when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Fixed assets

Fixed assets are recorded at cost. Interest costs incurred between the date that financing is provided for an asset and the date that the asset is ready for use are capitalised. No interest was capitalised for the years-ended 30 November 2003, 2002 or 2001.

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Construction support ships, to be held for use:
• Deepwater heavy construction ships	9 to 25 years
• Light construction and survey ships	10 years
• Pipelay barges and anchor ships	7 to 20 years
Operating equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years

Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets.

Costs for fitting out construction support ships are capitalised and amortised over a period equal to the remaining useful life of the related equipment.

Depreciation expense was $91.2 million for the year ended 30 November 2003 (2002: $85.7 million and 2001: $86.0 million).

Drydocking costs

The Company accounts for dry-dock costs on a deferral basis. Capitalised dry-dock costs are amortised over the period between vessel dockings, which is typically between two and five years. Amortisation of capitalised dry-dock costs was $14.0 million for the year ended 30 November 2003 (2002: $15.4 million and 2001: $8.4 million). The unamortised portion of capitalised dry-dock costs of $24.8 million (2002: $27.4 million) is included in "Deposits and non-current receivables" in the accompanying consolidated balance sheets.

Maintenance and repair costs, which are expensed as incurred, were $48.3 million for the year ended 30 November 2003 (2002: $43.6 million and 2001: $42.1 million).

Impairment of long-lived assets

In accordance with SFAS No. 144, long-lived assets and intangibles with finite lives are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In performing the review for impairment, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill arising on acquisitions prior to 30 June 2001 was amortised on a straight-line basis over 10 to 30 years and goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising on acquisitions after 30 June 2001 is not amortised but is tested for impairment annually or earlier, whenever impairment indicators arise.

Intangibles with indefinite lives are not amortised, but tested for impairment annually or earlier, whenever impairment indicators arise.

In accordance with SFAS No.142, "Goodwill and Other Intangible Assets", from 1 December 2002, goodwill arising on acquisitions prior to 1 July 2001 is no longer amortised but is tested for impairment annually or earlier, whenever impairment indicators arise.

Impairment of goodwill

The Company tests goodwill for impairment annually and on an interim basis when conditions require. The first impairment test on adoption of SFAS No. 142 was performed in the second quarter of 2003. The impairment test is performed at the reporting unit level. The goodwill impairment test has two steps. The first one identifies potential impairment by comparing the fair value of a reporting unit with its carrying value including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write-down is required.

Impairment of investments in non-consolidated joint ventures

The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is a decline, other than temporary, in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment. This is assessed by reference to projected undiscounted cash flows for the joint venture.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No.109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognised in income from continuing operations for the period that includes the enactment date. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realised.

Debt costs

Costs incurred in connection with issuance of debt such as facility fees, are treated as a deferred charge and classified as a non-current asset. Such costs are amortised over the life of the debt as additional interest. If the debt expires or is terminated, the deferred costs are expensed immediately.

Restructuring charges

The Company accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay redundancy costs, under SFAS No. 112 "Employer's Accounting for Post Employment Benefits". In these circumstances the Company recognises a provision for redundancy costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Where the termination costs are of a "one-time" involuntary nature the Company applies SFAS No. 146 "Accounting for Costs Associated with Exit and Disposal Activities". This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property. The Company provides for these costs at fair value at the date the termination plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan.

Recognition of provisions for legal claims, suits and complaints

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies", as interpreted by FASB Interpretation No. 14 "Reasonable Estimation of the Amount of a Loss", if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range.

Research and development expenditure

The costs of research and development are expensed as incurred.

Minority interest

The Company records minority interest expense, which reflects the portion of the earnings of the consolidated operations that are applicable to the minority interest partners. The minority interest amounts recorded in the accompanying consolidated financial statements primarily represent the share of minority partners' interest of 33 1/3% in Alto Mar Girassol and the minority partners' 37% interest in Paragon Engineering Holdings Inc., the acquisition of which is discussed further in Note 3.

Treasury shares

Capital stock acquired, that is not retired, is treated as if it had been retired or carried at cost and reflected as a separate reduction from shareholders' equity. As at 30 November 2003, 879,121 Common shares (2002: nil) were held as treasury shares by an indirect, wholly owned subsidiary of the Company.

Earnings per share

Earnings per share are computed using the weighted average number of Common and Class B shares and equivalents outstanding during each period. Class B shares have only 50% of the economic rights of Common shares.

Stock-based compensation

The Company has elected to account for its stock-based compensation awards to employees and Directors under Accounting Principles Board ("APB") Opinion No. 25 and to provide the disclosures required by SFAS No. 123, "Accounting for Stock Based Compensation" in Note 23. Under APB Opinion No. 25, compensation cost is measured at intrinsic value, which is the difference between the exercise price and the market price at the date of grant.

The Company accounts for awards granted to Directors and key employees under APB Opinion No. 25; no compensation cost has been recognised because options are granted at the market price at the date of grant. Had compensation cost for all share option grants in fiscal years 2003, 2002 and 2001 been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would be changed to the following pro forma amounts:

For the year ended 30 November (in thousands, Except per share data)	2003 $	2002 $	2001 $

Net loss, as reported	(418,087)	(151,855)	(14,203)
Stock based compensation included in reported net income	—	—	—
Total stock based employee compensation expense determined under the fair value method, net of tax	(2,499)	(3,239)	(3,534)
Net loss pro forma	(420,586)	(155,094)	(17,737)
Loss per share, as reported
Basic	(4.51)	(1.79)	(0.16)
Diluted	(4.51)	(1.79)	(0.16)
Loss per share pro forma
Basic	(4.54)	(1.82)	(0.20)
Diluted	(4.54)	(1.82)	(0.20)

Foreign currency translation

The Company, incorporated in Luxembourg, operates primarily in a US dollar economic environment given the nature of its business. As a result, the Company's reporting currency and functional currency is the US dollar.

The Company translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into US dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of accumulated other comprehensive loss as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in "Foreign currency exchange gains (losses), net" in the accompanying consolidated statements of operations. The functional currencies of the companies that comprise the NEC region are dependent upon on the geographical location of the activities and are either Norwegian kroner, British pounds, Canadian dollars, or U.S. dollars. The US dollar is the functional currency of the most significant subsidiaries within the AFMED, NAMEX, SAM, and AME regions. During 2003, the Company changed the functional currency of one of its entities which performs contracts in AFMED from Euros to U.S. dollars, reflecting the increased significance of U.S. dollar cash flows. The Company believes that the U.S. dollar is the currency of the primary economic environment in which it operates.

Foreign exchange gains and losses on inter-company transactions of a long-term nature are reported as "Translation adjustment net".

Derivatives and hedges

The Company uses derivative instruments, primarily foreign exchange forward contracts, to reduce its exposure to currency fluctuations. All of the instruments used are hedges against forecasted underlying operating exposures, which are designated as cash flow hedges. The Company does not enter into open speculative positions. The Company accounts for derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in other comprehensive income ("OCI") in the consolidated statement of shareholders' equity until the hedged item affects earnings, and ineffective portions of changes in cash flow hedges are recognised in the consolidated statement of operations immediately. If the derivative instrument is terminated or settled prior to the expected maturity or realisation of the underlying item, hedge accounting is discontinued prospectively.

Consolidated statements of cash flows

The following table sets forth non-cash financing and investing activities and selected cash flow information. The table summarises acquisitions accounted for under the purchase method in respect of the Paragon and Litwin acquisitions the issue of shares to Stolt-Nielsen S.A. ("SNSA") in return for reduction of debt; the monetisation of forward contracts, which in part settled trade payables and short-term funding due to SNSA; the replacement of external debt with SNSA short-term funding and Subordinated Note; and an increase in the investment in Sonamet, a non-consolidated joint venture.

For the year ended 30 November (in thousands)	2003 $	2002 $	2001 $

Estimated fair value of tangible assets acquired less liabilities assumed or created	—	—	(4,755)

Goodwill and identifiable intangible assets acquired	—	—	11,389

Cash acquired	—	—	10,020

Purchase price

Cash	—	—	(9,959)

Deferred consideration	—	—	(6,695)

Sale of 6,392,478 Common shares to SNSA	—	38,420	—

Issuance of 6,019,287 Common shares to SNSA	—	25,580	—

Repayment of loan due to SNSA	—	(64,000)	—

Monetisation of forward contracts	11,392	—	—

Payment of SNSA trade payables	(1,392)	—	—

Repayment of short-term SNSA funding	(10,000)	—	—

Repayment of existing bank credit facilities	(100,000)	—	—

Drawdown of SNSA subordinated note	50,000	—	—

Drawdown of short-term SNSA funding	50,000	—	—

Reduction in receivables from Sonamet joint venture	4,513	—	—

Increase in investment in non-consolidated joint ventures	(4,513)	—	—

Interest paid	(18,291)	(16,306)	(27,200)

Income taxes paid	(9,299)	(11,006)	(13,709)

Interest paid includes $0.3 million paid to SNSA in the year ended 30 November 2003 (2002: $0.6 million, 2001: $0.4 million).

Impact of new accounting standards

In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as Variable Interest Entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after 15 March 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after 15 December 2003. The Company is currently assessing the impact of the adoption of FIN 46R on its financial position, cash flows and results of operations.

On adoption of FIN 46R, it is possible the Company will consolidate two VIEs, Sonamet and Sonastolt. The Company has 55% majority ownership of these two joint ventures in Angola, but they are not currently consolidated due to the significant participating influence of the other main shareholder, Sociedade Nacional de Combustiveis de Angola—Sonongal U.E.E. ("Sonongal"). Sonamet operates a fabrication yard at Lobito, which manufactures structures and components for offshore projects. This offers the Company a strategic advantage in the West African offshore market, where contractors are often required to utilise a specified proportion of local resources. Sonastolt is a provider of local and offshore support personnel and equipment.

(in millions)	Sonamet	Sonastolt

Total Assets	$176.2	$91.1

Maximum Exposure to Loss	$7.4	$32.4

The maximum exposure to loss refers to the maximum loss that the Company could be required to record in its income statement as a result of its involvement with a VIE. It does not consider the probability of such losses actually being incurred.

In December 2003, the FASB revised SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106" ("SFAS 132R"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions", No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement retains the disclosure requirements contained in SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The Company will adopt the disclosure requirements of SFAS No. 132R during the fiscal year 2004.

3.     Business acquisitions

On 30 March 2001, the Company acquired 82% of the voting rights and 63% of the economic rights of a newly created company, Paragon Engineering Holdings, Inc. ("PEH"). PEH subsequently, in fiscal year 2001, purchased 60% of the share capital of Paragon Engineering Services, Inc. ("Paragon"), a Houston-based engineering service company. On 18 July 2001, the Company purchased the entire share capital of the Paris-based engineering company Ingerop Litwin ("Litwin"). The consideration, including acquisition costs, paid to acquire PEH, Paragon and Litwin was $16.7 million of which $4.3 million was the net present value at the date of acquisition of the deferred consideration payable on the Paragon acquisition by 30 March 2005. Additionally, from 30 March 2005, the Paragon sale agreement provides for a further payment to be made to a former shareholder of Paragon. This payment is contingent upon a multiplier of the future earnings of Paragon, as defined in the agreement, exceeding the deferred consideration. No recognition of the contingent payment has been made in the financial statements of the Company as it is not certain beyond reasonable doubt that this payment will be made and currently it is not possible to quantify the amount.

PEH, Paragon, and Litwin are currently held for sale. See Note 8 "Assets held for sale" below. It is expected that the liability for the final payment to be made to the former Paragon shareholder will be transferred to the purchaser of the Paragon companies, because the obligation to make this payment resides with PEH, which is held for sale and included in the Paragon disposal group.

The results of PEH and Paragon have been included in the consolidated results of operations from 4 September 2001, when the Company assumed effective control of the entity. The amount, which represents the minority shareholders' interests in the results of Paragon, effectively 63%, has been recorded as minority interest expense in the results of operations of the Company. The results of Litwin have been included in the consolidated results of operations from 18 July 2001.

An external valuation during fiscal year 2002 indicated the Company's share of the fair value of the acquired intangible assets to be $5.2 million. Of this $5.2 million, $1.7 million was allocated to the "Paragon" trade name which is considered to have an indefinite useful life; $1.4 million was allocated to order backlog which is being amortised over the period to 30 November 2004; and $1.2 million was allocated to non-compete agreements, which are being amortised over the period to 31 March 2005. The remaining $0.9 million of acquired intangible assets relating to software patents and a favourable leasehold have a weighted-average useful life of approximately six years. The Company considers each reporting period whether a useful life can be determined for the trade name and reviews the trade name for impairment at least annually. No impairment charge has been recorded during fiscal year 2003 in respect of the Paragon and Litwin companies. As the Paragon and Litwin companies are now held for sale, amortisation was discontinued as of 30 November 2003, when the held for sale criteria were met.

On 10 March 2003 and on 20 February 2002, the Company settled share price guarantees to NKT Holdings A/S. NKT Holdings A/S is the Company's joint venture partner in NKT Flexibles. NKT Holdings A/S originally acquired the Company's shares in exchange for a 49% interest in NKT Flexibles in December 1999. The difference between the share price guarantees and the market prices on the settlement dates of $12.4 million and $1.6 million respectively were paid in cash and similar amounts were deducted from paid-in surplus.

On 3 May 2002, the Company settled a share price guarantee to Groupe Vinci S.A. ("Vinci"), which was issued in 1999 as part of the Company's consideration in acquiring an interest in the French offshore and construction company ETPM S.A.. The difference between the share price guarantee and the market price on the settlement date of $58.9 million was paid in cash and a similar amount was deducted from paid in surplus.

4.     Restricted cash balances

Restricted cash balances comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. There are no other significant conditions on the restricted cash balances.

5.     Trade receivables

Trade receivables at 30 November 2003 of $358.3 million (2002: $428.1 million) are net of allowances for doubtful accounts of $15.8 million (2002: $5.9 million). Included in trade receivables at 30 November 2003 was $168.0 million (2002: $261.9 million) of unbilled receivables. As at 30 November 2003, the amount included in unbilled trade receivables with respect to disputed variation orders and claims was $nil (2002: $46.2 million). Of the $46.2 million related to disputed variation orders and claims, as at 30 November 2002, $6.1 million was written off during 2003. Cash has been collected in settlement of the remaining disputed variations orders and claims at 30 November 2002.

As of 30 November 2003, an amount of $37.0 million was included in Trade receivables in respect to invoiced work on the Duke Hubline project. As described in Note 25—Commitments and contingencies, a settlement was reached with Algonquin Gas Transmission whereby payment of the invoices was included as a part of a negotiated settlement.

Concentration of credit risk

Substantially all of the Company's trade accounts receivable are from companies in the oil and gas exploration and production sector. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

As at 30 November 2003 accounts receivable include $116.3 million (2002: $102.9 million) in respect of the largest customer and $36.6 million (2002: $35.9 million) in respect of the second largest customer.

6.     Inventories and work-in-progress

Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

As of 30 November (in thousands)	2003 $	2002 $

Materials and Spares	13,648	11,710

Consumables	7,677	5,107

Work-in-progress and mobilisations	775	708

Total(a)	22,100	17,525

(a)
Net of reserve of $8.0 million as of 30 November 2003 (2002: $6.3 million)

Mobilisations relate to costs incurred to prepare and mobilise vessels for new contracts. These costs are recognised as operating expenses over the estimated primary term of the contract.

7.     Employee loans

Included in prepaid expenses and other current assets are loans to employees of $2.1 million (2002: $2.3 million). Included in deposits and non-current receivables are loans to employees of $0.1 million (2002: $0.1 million).

8.     Assets held for sale

As a part of the Company's new strategic focus the Company is actively seeking to dispose of certain assets that are not essential to the Company's core business. As at 30 November 2003 the following assets and asset disposal groups are classified as "Held for sale" in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets":

1.
ROV drill-support: This business involves around 200 employees worldwide, 44 ROVs and certain ancillary equipment, together with related contracts, and is operated from bases in West Africa, South America and the North Sea. On 20 February 2004, the Company and a non-consolidated equity investee, Sonastolt sold the business to Oceaneering International, Inc. for a sale price of approximately $48 million. The Company received approximately $28 million in cash after settling the interests of Sonangol, its joint venture partners in Angola, and transaction costs. The sale resulted in a gain of $5.5 million being recorded in the first quarter of fiscal year 2004.

2.
Serimer DASA: This is a wholly owned specialised surface welding services and surface welding equipment manufacturing company with its head office near Paris, France. In addition the Company has a sales office in Texas, United States. Serimer DASA provides automatic surface welding services primarily to offshore pipelaying contractors. The Company expects to dispose of this business by the end of the second quarter of fiscal year 2004.

3.
Paragon companies: This includes Paragon Engineering Holdings Inc., Paragon Engineering Services Inc, Paragon Litwin, and Paragon Italia S.r.l. These engineering businesses, which were acquired in 2001, are expected to be sold by the end of the second quarter of fiscal year 2004. Certain of the engineering services they have provided will be re-integrated into the Company's business, and the Company expects to retain approximately 100 engineers from the Paragon Companies.

4.
Survey Business: This business consists of two owned ships (the Seaway Legend and the Elang Laut), one ship on charter (the Seaway Petrel), their marine equipment, spare parts and additional equipment, including five survey ROVs. The Company expects to sell this business by the third quarter of fiscal year 2004. The Company intends to outsource its survey work to the buyer of this business.

5.
Assets in the Lobito Yard, Angola: A large quantity of equipment located in the Lobito Yard on long term lease to Sonamet, a non-consolidated equity investee of the Company, was under negotiation for sale to Sonamet at 30 November 2003. The sale was completed in the first quarter of fiscal year 2004 for net proceeds of $5.4 million at no gain or loss. An impairment charge was recorded against these assets during fiscal year 2003, as described in Note 9.

6.
Since 30 November 2003 the Company has disposed of the Annette, the Seaway Rover, the Seaway Invincible, and the Seaway Pioneer. Proceeds from these sales were $3.0 million and were received during the first and second quarter of fiscal year 2004, and a gain of $0.6 million was recorded.

These assets do not meet the criteria for disclosure as discontinued operations, either because (i) the Company expects to sign an agreement for continuing utilisation of those businesses on an outsourced basis, or (ii) the operations and cash flows from the disposal groups will not be eliminated from the Company's operations because they will continue to be performed in house at a lower level of operation or purchased from third parties when required.

As at 30 November 2003 the Company's disposal groups held for sale comprised assets of $106.2 million and liabilities of $57.9 million, detailed as follows:

Assets	$ (in thousands)

Trade Receivables	42,427

Receivables due from related parties and joint ventures	30

Prepayments and other current assets	8,079

Net fixed assets	52,400

Deposits and non current receivables	646

Goodwill and other intangible assets	2,570

Total assets held for sale	106,152

Liabilities	$ (in thousands)

Short term payables due to SNSA	29

Accounts payable and accrued liabilities	26,352

Accrued salaries and benefits	12,317

Advance billings	3,016

Other current liabilities	6,742

Deferred taxes	414

Other long term liabilities	7,265

Accrued pension liability	1,720

Total liabilities held for sale	57,855

The allocation of assets held for sale to segments is as follows:

Segment	Assets	Liabilities
	$ (in thousands)

AFMED	10,410	—

NEC	3,650	—

NAMEX	1,865	—

SAM	3,210	—

AME	1,249	—

Corporate	85,768	57,855

Total assets held for sale	106,152	57,855

9.     Fixed assets, net

Fixed assets comprise the following:

As of 30 November (in thousands)	2003 $	2003%	2002 $	2002%

Construction support ships	618,562	66	768,400	65

Operating equipment	277,287	30	354,402	30

Land and buildings	24,196	3	20,625	2

Other assets	13,291	1	45,180	3

Subtotal	933,336	100	1,188,607	100

Less: Accumulated depreciation and amortisation	(418,731)		(405,764)

Total	514,605		782,843

The Company recognised aggregate impairment charges of $176.5 million in fiscal year 2003 in respect of its tangible fixed assets, as set forth in the following table:

$ (in millions)

Ships:
A sales brochure was published in September 2003 by Derrick Offshore, a shipbroker acting for the Company, offering several of the Company's ships for sale. These included the Seaway Kestrel, the Seaway Explorer, the Seaway Invincible, and the Seaway Rover The broker provided guidance as to the prices that could be obtained under current market conditions. These prices were at a level substantially below the carrying values of the ships, and were confirmed by a formal valuation in January 2004. An impairment charge was recorded against the carrying value of certain ships, measured on the basis of the broker's valuation.
Two categories of assets have been identified based upon the criteria under SFAS No. 144
1) Held for sale:	2.2
The following two ships included here meet the "held for sale" criteria under SFAS No. 144. They have been marketed for sale since the final quarter of the fiscal year 2003 and they have been sold since 30 November 2003, at no gain or loss.
The Seaway Invincible, and the Seaway Rover.
2) Held for use:	42.0
The following two, ships are being actively marketed, but no sales agreement has yet been concluded, and management does not consider that it will be probable that these ships will be sold within one year.
The Seaway Kestrel and the Seaway Explorer

LB200 pipelay barge, held for use	55.7
As part of the business restructuring initiated by the Company's new management team, a separate trunkline business unit was established in the fourth quarter of fiscal year 2003, specifically dedicated to the marketing and operation of the LB200 pipelay barge. An in-depth review was then performed to determine the predicted worldwide demand for trunkline lay, and the available barges capable of performing this type of work. The outcomes from bid processes during the fourth quarter of fiscal year 2003 were also evaluated. This review resulted in a revised forecast of utilisation and future daily charge-out rates for the LB 200, and an impairment charge was recorded on the basis of a fair value calculation using discounted cash flows. An external shipbroker reviewed this calculation at the Company's request and validated the underlying market assumptions.

Radial friction welding (RFW), held for use	42.7
The RFW program was started in June 1995 to design and fabricate a high quality ship-mounted welding system for use on 6- to 12-inch flowlines, at a production rate of 200 pipe joints per day. The system was designed not only for welding normal high tensile carbon steels, but also for the emerging premium market for corrosion resistant alloys. However, it proved too large and complex to install on one of the Company's existing ships and fabrication was suspended in December 2000. In fiscal year 2002, the Company launched a joint feasibility study with a third party ship-owner to install the equipment on an existing ship, which would be operated as a specialised deep-sea construction ship by a joint venture. The study indicated that adaptation of the existing ship would necessitate substantial additional investment, so the Company commissioned an agent to identify and attract a further outside investor. The Company received a status note from this agent on 28 November 2003, confirming that he had been unable to attract any further investors to join the project, which meant that the proposed joint venture could not proceed. Although efforts to find alternative uses for the RFW will continue, the market trend has moved away from corrosion-resistant alloys, and more competitive welding technologies have emerged. It is no longer appropriate to carry this asset other than at scrap value, which management considers to be close to $nil, and an impairment charge has been recorded to reduce the carrying value to $nil.

Other Ships and Offshore Equipment, held for use	28.8
At the time of preparation of the annual operating budget for fiscal year 2004 and three-year plan in October 2003, the Company's senior management assessed the level of expected future utilisation of all its assets in the light of the business strategies established in the new management's business plan, and a number of assets were found to be under-utilised. The major items included a ship (the Seaway Defender), three remote-operated MATIS™ pipe-connectors, nine remotely operated vehicles ("ROVs"), the Smartleg platform-deck installation equipment, three trenchers/ploughs, hardsuit diving equipment, and four pipe carousels. An impairment charge was recorded on the basis of fair value calculations performed by the Company using discounted cash flows.

Lobito yard assets, held for sale	5.1
This category comprises a large quantity of the Company's equipment located at the Lobito fabrication yard on long-term lease to Sonamet, a non-consolidated equity investee company in which the Company holds a 55% interest. The equipment includes cranes, tractors, cutting and welding equipment, generators, and vehicles. A buy-out proposal from Sonamet to acquire the equipment was received in the fourth quarter of fiscal year 2003, and an impairment charge was recorded to reduce the carrying value to the expected sales price. The assets were sold to Sonamet at that price after the end of fiscal year 2003.

Total impairment charges in respect of Company-owned fixed assets	$176.5

The fiscal year 2002 charge of $4.0 million for impairment of fixed assets was made up of adjustments to the carrying value of several small fixed assets.

10.   Goodwill and other intangible assets.

As at 30 November 2003, there was goodwill of $6.0 million (2002: $6.0 million). Intangible assets of $2.6 million are classified as assets held for sale at 30 November 2003 as they relate to the Paragon Companies. (See Note 8 "Assets held for sale" above.) There are intangible assets of $0.2 million at 30 November 2003 (2002: $4.7 million).

The amortisation expense for the year ended 30 November 2003 was $2.3 million (2002: $6.4 million and 2001: $5.7 million) and related to other intangible assets with finite lives.

The goodwill at 30 November 2003, relates to Paragon (see Note 3). As the acquisition was made after 1 July 2001, goodwill has not been amortised in the current or prior periods in accordance with SFAS No. 141.

Impairment

There was no impairment charge recorded for goodwill during fiscal year 2003. Impairment charges recorded for 2002 and 2001 were $106.4 million for goodwill and $7.9 million for intangible assets as discussed below.

In fiscal year 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led the Company to perform an impairment review of all goodwill on acquisition in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As a result, impairment charges totalling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the 1998 acquisition of Ceanic Corporation. The remainder of the charge eliminated the outstanding goodwill of $1.8 million on the acquisition of Danco A/S, which holds the Company's investment in NKT Flexibles, and of $1.6 million in respect of the Company's Indonesian subsidiary, PT Komaritim.

Several factors were taken into account in the analysis and supporting projected cash flows that resulted in the impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic Corporation. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favourable investment conditions. Since then the Gulf of Mexico offshore contractor market has experienced an unprecedented downturn. As a result, the Company's North America region was loss making for the two years ended 30 November 2001, and again performed below management's expectations in fiscal year 2002. Market analysts' reports, at the end of fiscal year 2002, indicated that the major oil companies were directing their development funds away from US waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. The Company forecast no significant upturn in demand in the Gulf of Mexico market in 2003 and had therefore revised earlier assumptions of long-term market growth in its impairment model and eliminated the remaining goodwill. The Ceanic goodwill was previously amortised over 25 years.

The NKT Flexibles joint venture has been loss making since the Company acquired its 49% share in 2000, and the market for flexible pipes has not grown as quickly as expected. As a consequence, the joint venture has suffered from excess production capacity and has not met its performance targets. During fiscal year 2002, NKT Flexibles management revised its strategy to focus on efficiency and predicted slower growth in the next few years than initially forecast. The Company performed an impairment test for the goodwill in Danco A/S based on the cash flow projections in the NKT Flexibles business plan, and determined that the goodwill was fully impaired. An impairment charge of $1.8 million was recorded in November 2002. This goodwill was previously amortised over 10 years on a straight-line basis.

The PT Komaritim subsidiary in Indonesia was loss making for several years, and in fiscal year 2002 once again underperformed management's expectations. The Indonesian market continued to be characterised by high competition in the shallow water sector, an environment in which the Company is unable to fully leverage its technology and core expertise. The Company determined, on the basis of projected cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the year ended 30 November 2002. This goodwill was previously amortised over 20 years on a straight-line basis.

During the year ended 30 November 2001, in light of the increased worldwide recognition of the Stolt Offshore name, the Company reviewed the carrying value of its former trade name Comex for possible impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company determined that the value of the trade name had been impaired and recorded a charge of $7.9 million in its results of operations for the write-down of the trade name.

11.   Investments in and advances to non-consolidated joint ventures

As of 30 November (in thousands)	Geographical location	Business Segment	Ownership %	2003 $	2002 $

NKT Flexibles I/S ("NKT Flexibles")	Denmark	Corporate	49%	10,987	5,827
Mar Profundo Girassol	West Africa	AFMED	50%	100	8,618
Sonamet	West Africa	AFMED	55%	7,406	(501)
Sonastolt	West Africa	AFMED	55%	9,623	6,331
Seaway Heavy Lifting Limited	Cyprus	Corporate	30%	4,312	2,600
Stolt/Subsea 7	Norway	NEC	50%	2,133	1,551
Kingfisher D.A.	Norway	NEC	50%	3,777	4,346
Dalia FPSO	West Africa	AFMED	27.5%	4,624	—
Other		AFMED & NEC		—	2

Total				42,962	28,774

The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

In December 2002, the Company made a cash investment of $12.6 million in NKT Flexibles. In the same month, NKT Flexibles repaid $12.6 million of debt to the Company.

During fiscal year 2003 $4.5 million of the Company's receivables from Sonamet were converted into an equivalent amount of equity in this joint venture. The Company also invested a further $1.7 million of cash in return for equity. The other partners also made contributions and the percentage of ownership of the respective investors was maintained.

In addition to the above, included in "Equity in net income of non-consolidated joint ventures" are charges totalling $9.1 million in respect of tangible fixed asset impairments booked in relation to three of the Company's equity joint ventures, as follows:

Share of impairment charges in respect of tangible fixed assets owned by joint ventures

$ (in millions)

NKT Flexibles	6.6
The Company's portion of an impairment charge recorded in respect of the fixed assets of NKT Flexibles, which identified excess manufacturing capacity following a reduction in its anticipated future revenue and market share in the fourth quarter of fiscal year 2003. The impairment was measured on the basis of discounted cash flows prepared by the joint venture.

Kingfisher D.A.	1.4
The Company's portion of an impairment charge recorded on the Seaway Kingfisher, which is owned by Kingfisher D.A., following an outside valuation of the ship.

Sonastolt	1.1
The Company's portion of an impairment charge in connection with the sale of the Company's ROV drill support business based on the difference between the carrying value of the ROVs and the net proceeds agreed under the sale contract with Oceaneering (See Note 8).

Total impairment charges in respect of tangible fixed assets owned by joint ventures	9.1

The fiscal year 2002 charge of $8.1 million was the Company's share of a fixed asset impairment loss booked by the NKT Flexibles I/S joint venture.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Summarised financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Income statement data

For the year ended 30 November (in thousands)	2003 $	2002 $	2001 $

Net operating revenue	323,519	298,212	296,305

Gross profit	29,009	37,930	27,599

Net income	3,518	9,203	24,329

Balance sheet data

As of 30 November (in thousands)	2003 $	2002 $

Current assets	469,205	159,033

Non-current assets	88,055	97,621

Current liabilities	464,666	161,283

Long-term liabilities	7,610	12,833

For commercial reasons, the Company has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with the Company in 2003, 2002 and 2001 respectively: charter hire of $2.9 million, $16.7 million and $5.1 million and other expenses of $59.7 million, $36.7 million and $60.5 million. The joint ventures also received revenue of $55.3 million, $29.4 million and $39.5 million from the Company. The balance sheet data includes amounts payable to joint ventures by the Company of $29.8 million and $5.4 million, short-term amounts receivable by the Company of $27.6 million and $62.4 million, and long-term receivables of the Company of $6.7 million at both 30 November 2003 and 2002 respectively.

Details of guarantees provided to third parties by the Company in respect of performance by joint ventures are disclosed in Note 27 "Guarantees", below.

12.   Income taxes

The income tax benefit (provision) is as follows:

For the year ended 30 November (in thousands)	2003 $	2002 $	2001 $

Current	(6,638)	(14,064)	(25,052)
Deferred	7,293	5,906	4,433
Income tax benefit (provision)	655	(8,158)	(20,619)

For the year to 30 November 2003 $3.6 million of deferred tax was debited to other OCI (2002: $2.2 million, 2001: $nil)

The tax effects of temporary differences and net operating loss carry forwards ("NOLs") at 30 November 2003 and 2002 are as follows:

As of 30 November (in thousands)	2003 $	2002 $

Deferred tax assets:
Net operating loss carry forwards, accrued expenses and provisions not currently deductible	136,740	96,015
Less: valuation allowance	(109,175)	(74,275)

Net deferred tax assets	27,565	21,740

Deferred tax liabilities:
Fixed asset timing differences (net)	(25,669)	(25,828)

Net deferred tax asset (liability)	1,896	(4,088)

Short-term deferred tax asset	53	—
Short-term deferred tax liability	(4,471)	—
Long-term deferred tax asset	8,314	3,101
Long-term deferred tax liability	(2,000)	(7,189)

	1,896	(4,088)

The Company accounts for income taxes in accordance with SFAS No.109, "Accounting for Income Taxes". SFAS No.109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilisation of such NOLs to be "more likely than not".

United States

The Company recorded an additional valuation allowance of $9.6 million against a deferred tax asset for fixed asset and other timing differences. The Company has recognised no deferred tax benefit against the results for fiscal year

2003. Therefore the Company has continued to recognise a 100% valuation allowance. At 30 November 2003 the Company has estimated NOLs of $87.0 million, none of which expire within 10 years.

Scandinavia

The Company has recognised a net long-term deferred tax asset of $8.1 million, after recording a valuation allowance of $10.1 million in respect of 2003. The net deferred tax asset represents NOLs in Norway, net of fixed asset and other timing differences. At 30 November 2003 the Company has estimated NOLs of $56.2 million, which will expire within 6 to 10 years.

Based on the history of operating profits and expectations of the future, management has determined that the operating income of the Company will more likely than not be sufficient to realise the net deferred tax asset of $8.1 million. The valuation allowance has been created in respect of long-term timing differences that are not expected to crystallise as taxable deductions in the near future.

United Kingdom

At 30 November 2003 the Company had approximately $88.0 million of losses, future interest deductions and other short-term timing differences that could lead to a future tax deduction. Included in this total are $11.3 million in respect of NOLs, none of which expire within 5 years. However the Company does not believe that these will all materialise as tax deductible items and therefore has adjusted the Valuation Allowance to only recognise a net deferred tax asset of $9.7 million. This asset is set against deferred tax liabilities of $9.7 million carried in respect of fixed asset timing differences in respect of non-tonnage tax activities.

The withholding and local taxes relate to non-U.K. activities undertaken by some of the Company's subsidiaries against which the deferred tax assets cannot be offset. The Company is looking at ways to realise the value of such tax assets. It has not recognised any benefit for non-U.K. tax losses incurred by its U.K. subsidiaries.

The Company's U.K. shipping subsidiaries continued to be taxed under the U.K. tonnage tax regime, whereby taxable income is computed by reference to the tonnage of the vessels rather than by reference to profit. In prior years the Company released part of its deferred tax liability for the ships within the tonnage tax regime on the basis that the former management had no intention of selling the ships. The new management does intend to sell a ship and has therefore re-instated its deferred tax liability for the ship within the tonnage tax regime. The Company recorded a net benefit in the year of $1.0 million, as a result of being taxable under the Tonnage Tax Regime.

The tax effect of the impaired shipping assets (as described in Note 9) is $13.6 million. In prior years the Company had released its deferred tax liability for the anticipated use of those assets within the tonnage tax regime. For this reason, instead of adjusting its Valuation Allowance, the Company has made a separate disclosure for the tax effect of the impaired assets that are within the Tonnage Tax regime.

Under U.K. tonnage tax legislation, a proportion of tax depreciation previously claimed by the Company may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases over the first seven years following entry into the tonnage tax regime, to $nil. Management has made no provision for the contingent liability for ships that management does not consider probable to be sold. The contingent liability in respect of these ships at 30 November 2003 was $33.7 million (2002: $46.2 million).

France

The Company's subsidiaries in France have operated in countries where the taxes are computed by reference to turnover from business operations, rather than by reference to profits.

In relation to its French based activities, the Company has estimated French NOLs of $75.2m at 30 November 2003 which begin to expire from 2005 onwards. Management has recorded a 100% valuation allowance against the French NOLs as they do not consider it more likely than not of having taxable profits to realise the asset.

Other

The Company has NOLs of approximately $9.0m in Australia at 30 November 2003. Management has recorded a 100% valuation allowance against these NOLs as they do not consider it more likely than not of having taxable profits to realise the asset.

The Company's net operating losses expire as follows:

(in thousands)	2003 $	2002 $

2003	—	809
2004	—	12,677
2005	15,483	15,248
2006	—	187
2007	18,683	7.645
2008	2,883	—
Thereafter	201,631	149,424

Withholding and remittance taxes have not been recorded on the undistributed earnings of the Company's subsidiaries primarily because, under the current tax laws of Luxembourg and the countries in which substantially all of the Company's subsidiaries are incorporated, no taxes would be assessed upon the payments or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries, which impose withholding, or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of 30 November 2003 were not significant.

The income tax benefit (provision) at the Company's effective tax rate differs from the income tax benefit (provision) at the statutory rate. Principal reconciling items include the following:

For the year ended 30 November 2003 (in thousands)	US $	Scandinavia $	U.K. $	France $	Other $	Total $

Loss before income taxes and minority interest	(32,665)	(47,751)	(68,341)	(214,040)	(51,396)	(414,193)
Statutory tax rate	34.0%	28.0%	30.0%	35.3%	33.7% (a)

Tax at statutory rate	11,106	13,370	20,502	75,660	17,339	137,977
Profits (losses) subject to turnover-based taxes	—	—	—	(68,499)	10,090	(58,409)
Withholding and local taxes	(158)	—	(1,770)	(711)	(3,374)	(6,013)
Change in valuation allowance	(9,948)	(9,452)	(5,667)	(6,491)	(2,106)	(33,664)
U.K. Tonnage Tax	—	—	29	—	—	29
Non-deductible amortisation	(1,086)	—	—	—	—	(1,086)
Non-deductible impairment charge	—	—	(13,605)	—	(22,961)	(36,566)
Profits subject to tonnage tax regime	—	—	1,014	—	—	1,014
Other permanent differences	(32)	204	(98)	(430)	(2,271)	(2,627)

Income tax benefit (provision)	(118)	4,122	405	(471)	(3,283)	655

For the year ended 30 November 2002 (in thousands)	US $	Scandinavia $	U.K. $	France $	Other $		Total $

Loss before income taxes and minority interest	(121,410)	(2,898)	(9,156)	(29,952)	21,781		(141,635)
Statutory tax rate	34%	28%	30%	35%	32	%(a)

Tax at statutory rate	41,279	812	2,747	10,428	(6,895)		48,371
Profits (losses) subject to turnover-based taxes	—	—	—	(8,053)	7,685		(368)
Withholding and local taxes	(410)	—	(2,846)	(13,923)	3,208		(13,971)
Change in valuation allowance	(15,551)	(515)	(8,317)	(1,317)	(4,442)		(30,142)
U.K. tonnage tax	—	—	(56)	—	—		(56)
Profits subject to tonnage tax regime	—	—	4,458	—	—		4,458
Non-deductible amortisation	(2,510)	—	—	—	—		(2,510)
Change in tax regime	—	—	21,307	—	—		21,307
Non-deductible impairment charge	(35,016)	—	—	—	(1,172)		(36,188)
Other permanent differences	86	79	(1,607)	1,880	503		941

Income tax benefit (provision)	(12,122)	376	15,686	(10,985)	(1,113)		(8,158)

For the year ended 30 November 2001 (in thousands)	US $	Scandinavia $	U.K. $	France $	Other $		Total $

(Loss) income before income taxes and minority interest	(45,886)	(3,221)	7,333	(21,910)	72,906		9,222
Statutory tax rate	34%	28%	30%	36%	40	%(a)

Tax at statutory rate	15,601	902	(2,200)	7,982	(29,162)		(6,877)
Profits subject to turnover-based taxes	—	—	—	—	26,353		26,353
Withholding and local taxes	—	—	(1,212)	173	(8,484)		(9,523)
Change in valuation allowance	(13,587)	—	(7,075)	(7,642)	(18,117)		(46,421)
Change in tax regime	—	—	15,200	—	—		15,200
Imputed interest deduction	—	—	—	—	5,381		5,381
Non-deductible amortisation	(1,682)	—	(382)	(2,920)	—		(4,984)
Other permanent differences	(332)	123	(62)	(467)	990		252

Income tax benefit (provision)	—	1,025	4,269	(2,874)	(23,039)		(20,619)

(a)
The statutory tax rate for the "other" category represents a weighted average of various local statutory tax rates including certain revenue-based income taxes.

13.   Pension commitments

The Company operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for the years ended 30 November 2003, 2002 and 2001 was $4.5 million, $4.5 million and $1.6 million, respectively.

The Company operates both funded and unfunded defined benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes are primarily comprised of marketable securities.

The following tables provide a reconciliation of benefit obligation and plan assets for the U.K. and Norwegian schemes. These are primarily funded schemes, although these also include the benefit obligations in relation to an unfunded Norwegian state pension plan.

As of 30 November (in thousands)	2003 $	2002 $

Change in benefit obligation
Benefit obligation at beginning of year	27,277	20,900
Service cost	2,842	2,107
Members' contributions	73	—
Interest cost	1,774	1,392
Actuarial loss (gains)	1,085	(635)
Foreign currency exchange rate changes	2,606	3,911
Benefits paid from plan assets	(561)	(398)

Benefit obligation at end of year	35,096	27,277

Change in plan assets
Fair value of plan assets at beginning of year	22,782	18,474
Actual return on plan assets	(377)	(1,511)
Members' contributions	73	—
Foreign currency exchange rate changes	1,461	3,473
Company contributions	2,781	2,692
Benefits paid from plan assets	(561)	(398)
Plan amendments	—	52

Fair value of plan assets at end of year	26,159	22,782

The following table sets forth the funded status of the funded defined benefit fspension plans and a reconciliation to prepaid benefit cost:

For the year ended 30 November (in thousands)	2003 $	2002 $

Funded status of the plans	(8,937)	(4,495)
Unrecognised net loss	12,341	8,773
Unrecognised prior service benefit	242	273
Unrecognised net transition obligation	(271)	(304)

Prepaid pension asset	3,375	4,247

The weighted average assumptions used are as follows:

For the year ended 30 November	2003%	2002%	2001%

Discount rate	5.9	6.2	6.2
Expected return on plan assets	6.9	7.0	7.0
Rate of compensation increase	3.2	3.2	3.2

Net periodic pension benefit costs for funded defined benefit schemes include the following components:

For the year ended 30 November (in thousands)	2003 $	2002 $	2001 $

Service cost	2,820	2,107	1,735
Interest cost	1,793	1,392	1,165
Expected return on plan assets	(1,661)	(1,394)	(1,308)
Amortisation of transition obligation	(52)	557	(41)
Recognised net actuarial losses	675	42	38
Amortisation of prior service benefit	49	(303)	86

Benefit cost	3,624	2,401	1,675

Included in the above at 30 November 2003, are funded pension plans, which had accumulated benefit obligations in excess of plan assets. The projected benefit obligations of these plans were $30.9 million at 30 November 2003 (2002: $13.4 million) and the fair value of assets under these plans were $21.3 million (2002: $8.6 million). The accumulated benefit obligations under the plans were $26.2 million at 30 November 2003 (2002: $10.6 million).

For the year ended 30 November 2003, the Company has recorded an adjustment for minimum liability of $6.0 million (2002: $2.9 million), which is included in the accrued pension liability balance, for one of its plans. This is prescribed by SFAS No.87, "Employers' Accounting for Pensions", when the accumulated benefit obligation in the plan exceeds the fair value of the underlying plan assets. The corresponding entry of $5.4 million (net of deferred tax of $0.6 million), (2002: $2.0 million and $0.9 million respectively) was recorded as a component of accumulated other comprehensive income.

The following tables provide a reconciliation of the benefit obligation and accrued pension liability of the unfunded plans. As the plans are unfunded, the benefit obligation is equal to the unfunded status of the plans and the accrued pension liabilities.

For the year ended 30 November (in thousands)	2003 $	2002 $

Benefit obligation at beginning of year	6,376	4,992
Service cost	483	489
Actuarial losses	12	—
Plan amendments	(3,652)	—
Interest cost	395	302
Benefits paid from plan assets	(22)	(119)
Foreign currency exchange rate changes	1,220	712

Benefit obligation at end of year(a)	4,812	6,376

(a)
The benefit obligation at 30 November 2003 of $4.8 million includes liabilities held for sale of $1.7 million.

The weighted average assumptions used are as follows:

For the year ended 30 November	2003%	2002%	2001%

Discount rate	5.0	5.0	6.2
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increase	2.1	3.8	3.0

Net periodic pension benefit costs include the following components:

For the year ended 30 November (in thousands)	2003 $	2002 $	2001 $

Service cost	483	489	301
Interest cost	395	302	223
Plan amendment	3,652	—	—

Benefit cost	4,530	791	524

In Indonesia, retirement indemnities, for which the Company has accrued $0.6 million at 30 November 2003 (2002: $0.4 million), are paid as a lump sum upon retirement. They are primarily based upon the employees' years of service and salary levels. Accrued retirement indemnities are classified in other long-term liabilities.

14.   Bank overdraft and lines of short-term credit

As of 30 November 2003, the Company has available committed and uncommitted, third-party bank overdrafts and lines of credit and short-term loan notes totalling $8.5 million (2002: $57.3 million). Amounts borrowed pursuant to these facilities bear interest at the rate of 11.4% as at 30 November 2003. The weighted average interest rate was 6.0% and 3.5% for the years ended 30 November 2003 and 2002 respectively. As of 30 November 2003 short-term borrowings under these facilities totalled $2.5 million (2002: $16.0 million).

15.   Long-term debt and capital lease obligations

Long-term debt and capital lease obligations, excluding borrowings from SNSA, comprises the following:

As of 30 November (in thousands)		2003 $	2002 $

Credit agreements with a weighted average interest rate of 4.45% (2002: 2.97%)			335,000
$440 million credit facility, outstanding balance	$330 million
$55/45 million credit/guarantee facility, outstanding balance	$55 million	385,000
Capital lease obligation		10	24

Total long-term debt and capital lease obligations		385,010	335,024

Less: current portion			—
$440 million credit facility, scheduled repayment	$71.5 million(a)
$55/45 million credit/guarantee facility, scheduled repayment	$20 million(a)	91,500
Capital lease obligation		4	17

Total current portion		91,504	17

Long-term bank debt			335,000
$440 million credit facility, outstanding balance	$258.5 million
$55/45 million credit/guarantee facility, outstanding balance	$35 million	293,500
Capital lease obligation		6	7

Total long-term portion		293,506	335,007

(a)
As of 31 March 2004 $45.0 million has been repaid under the $440 million credit facility. The Company is committed to repaying the equivalent of 50% of the proceeds of the Subsequent Issue, which is expected to be completed by the end of May. The estimated gross proceeds from the Subsequent Issue are approximately $53.0 million, resulting in a repayment of $26.5 million. Furthermore under the terms of the $55/45 million credit/guarantee facility twice yearly repayments of $10.0 million each are made in January and July.

The net book value of ships collateralising this debt was $339 million as of 30 November 2003. Commitment fees for any unused lines of credit expensed in the year ended 30 November 2003 totalled $0.9 million (2002: $0.4 million, 2001: $0.4 million).

Minimum annual principal repayments of debt for the fiscal years subsequent to 30 November 2003 are as follows:

For the year ending 30 November (in thousands)	$

2004	91,500

2005	278,500
2006	15,000

385,000

Facilities

The $440 million credit facility

The Company's principal credit facility is an amended $440 million secured multi-currency five-year revolving facility. The facility was entered into on 22 September 2000 with a syndicate of banks, led by DnB NOR Bank ASA, Bank of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC, Bank of America N.A. and Citibank N.A. as syndication agents and joint book managers, ING Barings LLC as documentation agent and DnB NOR Bank ASA as facility agent and security trustee. The available amount under the facility reduced to $330.0 million on 31 August 2003, in accordance with scheduled reductions. As at 30 November 2003, this amount was fully drawn. This facility bears a variable interest rate of up to LIBOR + 3.25%. In February and March, 2004, the Company made voluntary pre-payments under the facility of $45.0 million such that the available amount under the facility reduced to $285.0 million.The Company expects that it will prepay additional amounts, including 50% of the gross proceeds resulting from the Subsequent Issue, prior to the termination date such that the available amount will further reduce.

All amounts outstanding under this facility are secured by a full and unconditional guarantee provided by the Company and the execution of certain security documents, including mortgages on certain ships owned by the Company. This facility contains affirmative and negative covenants, including financial covenants relating to the Company's minimum consolidated tangible net worth, ratio of consolidated debt to consolidated tangible net worth and ratio of consolidated debt to EBITDA. These covenants have been changed or are superseded under the terms of the Intercreditor Deed. See Note 28 "Subsequent Events" below.

The $55/45 million credit/guarantee facility

On 9 July 2002, the Company entered into a $55/45 million credit/guarantee facility agreement with a term of four years. This facility initially permitted the Company to borrow up to $55.0 million and to request the provision of bank guarantees in relation to the Company's performance obligations of up to $45.0 million. The amount available for borrowing was reduced by $10.0 million in January 2004, in accordance with a scheduled reduction of this facility. Amounts available for borrowings or guarantees will be further reduced by $10.0 million on each consecutive six-month period ending thereafter until the termination of this facility in July 2006. The Company can allocate the $10.0 million reduction between the credit portion of this facility and the guarantee portion of this facility. As of 30 November 2003, the credit portion of this facility was fully drawn and $9.7 million was available for issuance of new bank guarantees under the guarantee portion. SNSA and Stolt-Nielsen Transportation Group Ltd. ("SNTG") have jointly and severally guaranteed the Company's obligations to the banks providing bank guarantees pursuant to the guarantee portion of this facility.

All amounts outstanding under this facility are secured by a full and unconditional guarantee provided by the Company and the execution of certain security documents, including mortgages on certain ships owned by the Company. The affirmative and negative covenants and events of default contained in this facility are substantially identical to those contained in the $440.0 million credit facility described above and were changed or amended under the terms of the Intercreditor deed. See Note 28 "Subsequent events" below.

The SNSA subordinated note

Under the Company's existing credit facilities, the Company is permitted to borrow up to $100.0 million from SNSA (the "Subordinated Note") provided that this debt is subordinate and junior to all indebtedness due under the $440 million credit facility, the $55/45 million credit/guarantee facility and the $44 million guarantee facility (see Note 27). On 30 May 2003, pending the formal agreement of this facility, the Company drew $50.0 million which was outstanding at 30 November 2003. On 30 June 2003, as a condition to the receipt of waivers of potential defaults and amendments to the financial covenants contained in the Company's existing credit facility agreements, SNTG signed a formal agreement with the Company for a $50.0 million subordinated loan bearing an interest rate of 12% per annum up to 12 February 2004. This Subordinated Note is fully subordinated to all indebtedness owed under and pursuant to the $440.0 million credit facility, the $55/45 million credit/guarantee facility and the $44.0 million guarantee facility The Company and SNTG have irrevocably agreed to convert the Subordinated Note in return for the issuance of 22,727,272 Common shares. The conversion of the Subordinated Note was completed on 20 April 2004. See Note 28 "Subsequent events" below.

The SNSA liquidity line

SNSA has extended to the Company a committed line of credit in the amount of $50 million pursuant to a facility agreement, dated as of 30 June 2003 and restated as of 21 August 2003 for working capital and other corporate purposes. This line remains available to the Company until 28 November 2004. Pending the formal agreement of this facility, the Company made a drawdown of $50 million in February 2003 which was repaid in March 2003, and a drawdown of $15.0 million in June 2003, which was repaid in the third quarter of 2003. However SNSA has informed the Company that SNTG's ability to fund a draw down under the SNSA liquidity line is limited by the terms of SNSA's existing credit facilities and may be prohibited in certain circumstances. The Company has advised SNSA that it does not expect to utilise this liquidity line.

Interest rates and repayment

The Company pays a variable interest rate on outstanding borrowings, except for the SNSA Subordinated Note, at a rate equal to LIBOR plus margin per annum. The margin was 3.25% at 30 November 2003. The Company is permitted to repay all or any portion of the principal amount outstanding, along with any accrued interest, at any time, however, the SNSA liquidity line will become fully subordinated to the $440 million credit facility and the $55/45 million credit/guarantee facility upon the occurrence of an event of default under those facilities. In addition, the Company is prohibited under the terms of its existing credit facility agreements from repaying any amounts under the SNSA liquidity line at any time that an event of default or potential event of default has occurred and is continuing or, as a result of such payment, would occur under its existing credit facility agreements. The SNSA liquidity line may be utilised for working capital and other corporate purposes. As of 30 November 2003, there were no amounts outstanding under the SNSA liquidity line.

Covenants and restrictions

The Company's credit facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to consolidated tangible net worth and maximum consolidated debt to EBITDA. The Company announced in December 2002 that it was potentially in breach of certain financial covenants contained in the Company's existing credit facility agreements.. In light of these developments the Company obtained amendments to these facilities to avoid financial covenant defaults. The amendments included revised financial covenants and a requirement that SNSA continue to provide financial support through the provision of the SNSA liquidity line until 28 November 2004.

As a result of certain operational problems on major projects, the Company found it increasingly difficult to remain in compliance with the revised financial covenants under the existing credit facility agreements. Consequently, it engaged in further discussions with its banks for amendments to or waivers of financial covenants. On 1 July 2003, the Company announced that it had obtained a waiver of potential defaults and amendments to the financial covenants contained in these facilities through 30 November 2003.

On 17 September 2003, the Company announced that it expected higher than previously projected losses for 2003. As a result, the Company was in potential breach of the revised financial covenants under the waiver agreements obtained on 1 July 2003. The Company sought and obtained from its lenders under the existing credit facility agreements new waivers of these revised financial covenants. These new waivers expired on 15 October 2003 and replaced the original waivers, which were set to expire on 30 November 2003.

During late 2003, the Company continued to engage in restructuring discussions with its lenders under the existing credit facility agreements. As part of these ongoing discussions, the Company received four subsequent covenant waiver extensions, providing covenant relief for the period 15 October 2003 through 30 April 2004 subject to certain conditions.

On 12 February 2004, the Company entered into an intercreditor override and security trust deed ("Intercreditor Deed") which, among other things, incorporates changes to and supersedes the covenants and security arrangements in the existing credit facility agreements. Further details are provided in Note 28.

The Company's latest forecasts for fiscal year 2004 indicate that there will be a narrow margin of compliance with the consolidated debt to EBITDA ratio covenant at the end of the fourth quarter of 2004.

The Company's ability to remain within its covenants is dependent on (i) its operating performance, (ii) the successful completion of the Subsequent Issue during the second quarter of 2004, (iii) its ability to recovery variation orders and claims from customers where additional contract costs are incurred, and (iv) the success of the Company's plans to divest certain assets.

The Company has consequently made contingency plans in the event that the operational results for the year fall below the latest updated estimates as follows: (i) the Company has the option of using unsecured debt finance as an alternative means of repaying bank facilities, (ii) the Company can defer discretionary capital expenditure, (iii) the Company has the option of raising further equity, and (iv) the Company can seek to obtain a waiver of certain covenant breaches if they were to arise.

16.   Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

As of 30 November (in thousands)	2003 $	2002 $

Invoice accruals	212,122	206,953
Trade payables	148,391	168,776
Trade notes payable	—	517
Short-term payables to joint ventures	29,843	5,359
Provision for loss making contracts	40,416	6,029

	430,772	387,634

17.   Related party transactions

Related party transactions included the following charges paid to/received from SNSA:

For the year ended 30 November (in thousands)	2003 $	2002 $	2001 $

Corporate services agreement	3,370	3,243	3,676
Interest charges (see Note 15 "Long-term debt and capital lease obligations" above)	3,496	605	394
Premia payable to captive insurance company	6,600	2,824	—
Receipts under captive insurance policy	(3,004)	(2,800)	—
Other recharges	7,960	5,588	3,801

Total	18,422	9,460	7,871

Corporate services agreement

Pursuant to a corporate services agreement, SNSA supplies through its subsidiaries, financial, risk management, public relations and other services to the Company for an annual fee based on costs incurred in rendering those services. The fee is subject to negotiation and agreement between the Company and SNSA on an annual basis. The fees for these management services were $3.4 million, $3.2 million and $3.7 million for the years 2003, 2002 and 2001, respectively.

Captive insurance company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company through which the Company's assets and activities are insured. The Company owns a separate class of non-voting preference shares which gives the Company an entitlement to receive a dividend in respect of profits earned by Marlowe Insurance Ltd. in respect of the Company's policies. The relationship among the shareholders and the obligations of each shareholder are set forth in a shareholder's agreement. The Company does not intend, and it is not currently aware of any intention on the part of SNSA, to change this relationship in the future.

Other recharges

SNSA provides various services to the Company, including insurance, payroll administration, information technology, etc. and charges the Company on an arms length basis.

Cross-default in certain credit and guarantee facilities

As described in more detail in Note 27, SNSA has guaranteed $4.8 million of bank guarantees issued under Other Bank Guarantee Arrangements, while SNSA and SNTG jointly and severally have guaranteed bank guarantees issued under the guarantee portion of the $55/45 million credit/guarantee facility, as well as bank guarantees issued under the $44 million guarantee facility. Additionally, certain actions or events undertaken by SNSA and SNTG including without limitation, incurring un-permitted liens, defaulting under certain debt facilities, and failing to comply with non-appealable court orders, will result in a cross-default under these facilities.

Other matters

In the light of the fact that, after the completion of the Private Placement, the Share Conversion and the Debt Conversion, the Company will no longer be a majority-owned subsidiary, SNSA has informed the Board of Directors that SNSA will be subject to certain contractual restrictions under existing credit arrangements on its ability to make investments and provide guarantees or other financial support to the Company.

As described in Note 15 to the consolidated financial statements, on 30 June 2003, as a condition to the receipt of waivers of potential defaults and amendments to the financial covenants contained in the Company's credit facilities, SNTG agreed to provide the Company with a $50 million subordinated loan bearing an interest rate of 12% per annum, evidenced by the Subordinated Note. The Subordinated Note is fully subordinated to all indebtedness owed under and pursuant to the $440 Million Credit Facility and the $55/45 Million Credit/Guarantee Facility. Subsequent to 30 November 2003, the Company and SNTG have irrevocably agreed to convert the Subordinated Note in return for the issuance of 22,727,272 Common shares to SNTG, representing a conversion price of $2.20 per share. The conversion of the Subordinated Note was completed on 20 April 2004.

In May 2002 SNSA advanced $64.0 million to the Company in order to assist the Company to repurchase the 6,142,857 Common shares previously issued to Vinci and to settle the share price guarantee. The Company subsequently issued these and other shares to SNSA during fiscal year 2002. The proceeds of $38.4 million from the issue of the shares were used to repay the debt due to SNSA. In November 2002, the Company issued 6,019,287 Common shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan. See Note 21 "Common Shares, Class A shares and Class B shares".

Short-term payables due to SNSA of $18.4 million as of 30 November 2003 (2002: $0.6 million) relate primarily to outstanding insurance premia, corporate services agreement charges and other recharges. The Company is entitled to receive a dividend in respect of the underwriting profits earned on an insurance policy, which is written for the Company. This dividend ($3.6 million) for the year to 30 November 2003 is expected to de declared and paid in April 2004 and has therefore not been included in the results for the year ended 30 November 2003.

During fiscal year 2003 the Company made a payment of $50,000 for marketing services to a company in which a non-executive director has an interest (2002: $50,000).

18.   Restructuring and reorganisation program

For the year ended 30 November 2003 (in thousands)	Opening balance $	Expensed in the year $	Paid in the year $	Other(a) $	Closing Balance $

Real estate costs	—	2,682	—	21	2,703

Personnel and redundancy costs	—	13,233	(715)	119	12,637

Professional fees	—	318	(77)	—	241

Total	—	16,233	(792)	140	15,581

(a)
Includes the effect of exchange rate changes

The restructuring charges recorded in fiscal year 2003 result from the implementation of the new management team's plan for financial recovery, which included the restructuring of the Group's cost and asset base. The first stages of the plan for financial recovery, involving changes in the Company's personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. The senior management tier was restructured, with new appointments to 30 out of 40 posts; a plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 posts), see Note 8 "Assets held for sale", and headcount reduction (400 posts).

The real estate costs of $2.7 million were incurred in the AFMED region, where a provision of $1.8 million was recorded for the accrued rental of office space vacated by Paragon Litwin. The balance of $0.9 million of unamortised leasehold improvements for these offices was also written off.

The $13.2 million of personnel and redundancy costs relate to severance payments, vacation paid-in-lieu, and outplacement fees, and were principally incurred in the NEC, AFMED, Corporate and NAMEX segments due to the need to reduce staffing levels in the Aberdeen, Stavanger, Nanterre, and Houston offices to reflect lower levels of business expected in 2004. The Company expects the majority of the provision outstanding at year-end 2003 to be paid before year-end 2004, although this is dependent on the outcome of consultative processes with works councils in France and Norway, which commenced in 2003.

The professional fees totalling $0.3 million relate to fees incurred in connection with asset disposals.

19.   Operating leases

Total operating lease commitments as of 30 November 2003 amount to $99.5 million. Charter hire obligations towards certain construction support, diving support, survey and inspection ships account for $27.4 million of the total commitments. The remaining obligations relate to office facilities and equipment.

Total minimum annual lease commitments payable and sublease rentals receivable are as follows:

(in thousands)	Operating leases $	Sublease rentals $

2004	25,756	3,212
2005	19,584	3,058
2006	19,543	3,016
2007	9,774	2,187
2008	7,929	2,082
Thereafter	13,729	9,990

	96,585	23,545

(in thousands)	$

Norwegian kroner	41,578
Euros	37,273
US dollars	12,736
British pounds	4,989
Central African franc	9

96,585

Total operating lease rentals charged as an expense for the year ended 30 November 2003 were $32.3 million (2002: $34.0 million and 2001: $21.4 million).

20.   Segment and related information

The Company has reportable segments based on the geographic distribution of where work is carried out.

During 2003, the Company realigned the geographical segments it uses to manage its business. The Company consolidated its United Kingdom, Norwegian and eastern Canadian operations into the Northern Europe and Canada (NEC) region and redefined its remaining geographic segments. Each region is headed by a vice-president who is responsible for managing all aspects of the projects within the region, from initial tender to completion, and, under the Company's new management structure, is accountable for profits and losses for such projects.

The Company's operations are managed through seven regional offices: Nanterre, France for the AFMED region; Aberdeen, United Kingdom (for the U.K. area) and Stavanger, Norway (for the Norwegian area) for the NEC region; Houston, Texas in the United States for the NAMEX region; Rio de Janeiro, Brazil for the SAM region; Jakarta, Indonesia for the AME region; and Sunbury, United Kingdom for Corporate activities. The Company assembles and constructs offshore infrastructure equipment at its fabrication yards in Nigeria (AFMED region), and the United States (New Orleans, Louisiana) (NAMEX region). In addition, the Company via the Sonamet joint venture assembles and constructs offshore infrastructure equipment in the fabrication yard in Angola (AFMED region).

Segment	Geographic Coverage

Africa, Mediterranean and the Caspian Sea region (AFMED)	Includes all activities in Africa, the Mediterranean and Caspian Sea, but excludes Azerbaijan

Northern Europe and Canada region (NEC)	Includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan

North America and Mexico region (NAMEX)	Includes all activities in North America including Mexico, Central America, and Western Canada

South America region (SAM)	Includes all activities in South America and the islands of the southern Atlantic Ocean

Asia and Middle East region (AME)	Includes all activities in Asia Pacific, India, and the Middle East excluding the Caspian Sea

Corporate	Includes all activities that serve more than one region. These include:

Paragon Engineering Services, Inc., Paragon Litwin S.A., and Paragon Italia S.r.l. which provide engineering services for the onshore and offshore oil and gas industry;

NKT Flexibles, a joint venture that manufactures flexible pipeline and risers;

Seaway Heavy Lifting Ltd. (SHL), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship Stanislav Yudin.

Serimer DASA, a contract surface welding services entity employed both onshore and offshore by pipelay contractors;

Assets which have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs, and other mobile assets that are not allocated to any one region; and

Management and corporate services provided for the benefit of all Stolt Offshore businesses.

Summarised financial information concerning each of the Company's reportable segments is provided in the following tables:

For the year ended 30 November 2003 (in thousands)	AFMED $	NEC $	NAMEX $	SAM $	AME $	Corporate $	Total $

Net operating revenue—external	673,816	387,551	200,624	55,984	26,786	137,512	1,482,273
Net operating revenue—internal(a)	100,412	101,531	41,900	17,551	1,387	5,066	—
Equity in net income of non-consolidated joint ventures	1,851	3,576	—	—	—	(5,024)	403
Depreciation and amortisation	(17,668)	(3,747)	(779)	(2,178)	(3,267)	(65,860)	(93,499)
Impairment of tangible fixed assets	(65,095)	(101)	(12,366)	—	—	(98,960)	(176,522)
Restructuring	(9,808)	(1,636)	(314)	—	—	(4,475)	(16,233)
Research and development expense	—	—	—	—	—	(1,484)	(1,484)
Interest expense	(8,878)	(429)	(1,167)	—	(307)	(17,105)	(27,886)
Interest income	—	—	—	—	—	3,093	3,093
Net income (loss) before tax after minority interest	(285,167)	23,117	(32,312)	18,156	(6,553)	(135,983)	(418,742)
Income tax (expense) benefit	4,138	4,528	(117)	(251)	(4404)	(7,203)	655
Net income (loss)	(281,029)	27,645	(32,429)	17,905	(6,993)	(143,186)	(418,087)
Segment assets	494,394	118,939	115,375	78,170	39,685	396,097	1,242,660
Long-lived assets(b)	238,291	25,303	41,310	60,469	15,195	210,380	590,948
Investments in and advances to non-consolidated joint ventures	21,753	5,910	—	—	—	15,299	42,962
Capital expenditures	5,417	860	421	1,575	—	13,622	21,895

(a)
Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero in total. Transactions between reportable segments are accounted for on an arm's length basis.

(b)
Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

As discussed above the Company realigned its operating structure. The table below sets forth restated operating results by business segment for 2002 and 2001.

For the year ended 30 November 2002 (in thousands)	AFMED $	NEC $	NAMEX $	SAM $	AME $	Corporate $	Total $

Net operating revenue—external	702,764	335,625	190,460	52,012	25,677	130,950	1,437,488
Net operating revenue—internal(a)	118,672	91,259	52,119	13,458	1,385	4,590	—
Equity in net income of non-consolidated joint ventures	5,905	10,708	—	—	—	(11,326)	5,287
Depreciation and amortisation	(21,281)	(3,101)	(17,747)	(5,711)	(2,545)	(41,725)	(92,110)
Impairment of goodwill	—	—	(102,987)	—	(1,626)	(1,822)	(106,435)
Impairment of tangible fixed assets	(700)	—	—	—	(1,100)	(2,183)	(3,983)
Research and development expense	—	—	—	—	—	(770)	(770)
Interest expense	(10,803)	(1,246)	(2,613)	(1,859)	(418)	(1,934)	(18,873)
Interest income	—	—	—	—	—	633	633
Net income (loss) before tax after minority interest	(36,638)	10,864	(116,046)	5,470	(3,360)	(3,987)	(143,697)
Income tax (expense) benefit	(6,552)	16,061	(12,122)	(581)	(343)	(4,621)	(8,158)
Net income (loss)	(43,190)	26,925	(128,168)	4,889	(3,703)	(8,608)	(151,855)
Segment assets	585,955	139,096	140,481	88,467	35,230	469,375	1,458,604
Long-lived assets(b)	313,132	26,309	66,146	69,179	12,072	363,327	850,165
Investments in and advances to non-consolidated joint ventures	9,394	5,897	—	—	—	13,483	28,774
Capital expenditures	2,331	3,077	350	1,600	690	46,586	54,634

For the year ended 30 November 2001 (in thousands)	AFMED $	NEC $	NAMEX $	SAM $	AME $	Corporate $	Total $

Net operating revenue—external	520,207	325,352	276,681	50,472	39,437	43,789	1,255,938
Net operating revenue—internal(a)	78,311	89,848	78.970	12.674	4,255	4,567	—
Equity in net income of non-consolidated joint ventures	10,902	5,798	—	—	—	(5,045)	11,655
Depreciation and amortisation	(5,984)	(2,554)	(21,546)	(6,003)	(2,015)	(53,648)	(91,750)
Impairment of Comex trade name	—	—	—	—	—	(7,932)	(7,932)
Research and development expense	—	—	—	—	—	(393)	(393)
Interest expense	(2,891)	(576)	(2,942)	(2,285)	(421)	(20,156)	(29,271)
Interest income	—	—	—	—	—	2,451	2,451
Net income (loss) before tax after minority interest	24,529	13,006	(36,191)	5,494	4	(426)	6,416
Income tax (expense) benefit	(19,672)	5,294	—	—	(3,242)	(2,999)	(20,619)
Net income (loss)	4,857	18,300	(36,191)	5,494	(3,238)	(3,425)	(14,203)
Capital expenditures	4,060	430	1,789	18,824	270	37,495	62,868

(a)
Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero in total.

(b)
Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

During fiscal year 2003, the Company adopted the following classification of its service capabilities, which are conducted within each reporting segment.

        Subsea construction, Umbilicals, Risers and Flowlines (SURF):    SURF relates to engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes tieback projects, which involve pipelaying, umbilical installation and trenching or ploughing, to connect a new additional subsea development to an existing production facility. The installation of jumpers and spoolpieces, as well as hyperbaric welding, are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, riser and umbilical activities of a complete field development. This category also includes ship charters and rental of equipment and construction support ROVs. During 2003, SURF activities accounted for approximately 40% of total revenue.

        Conventional:    This comprises engineering and construction activities relating to platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms. This category also includes selected ship charters and equipment rental in relation to Conventional activities. During 2003, Conventional activities accounted for approximately 35% of total revenue.

        Inspection, maintenance and repair (IMR):    This comprises, among other things, platform surveys, debris removal and pipeline inspections using ROVs. IMR activities are conducted both under long-term frame agreements with customers and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. During 2003, IMR activities accounted for approximately 14% of total revenue.

        Trunklines:    This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances (trunklines). Trunkline projects typically are based on large contracts, utilising the LB 200 pipelay barge. During 2003, 2002 and 2001, there were no trunkline activities.

        Corporate:    This comprises all activities that serve more than one region. These include: the Paragon Companies, NKT Flexibles, SHL, Serimer DASA and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs and other mobile assets that are not allocated to any one region. During 2003, Corporate activities accounted for approximately 11% of total revenue.

The Company also provide field-decommissioning services at the end of the working life of an offshore oilfield.

The following table shows net operating revenue for 2003, 2002 and 2001 by service capability:

For the year ended 30 November (in thousands)	2003 $	2002 $	2001 $

SURF	598,738	602,298	603,390
Conventional	518,135	432,864	294,569
IMR	204,052	237,325	290,399
Corporate(a)	161,348	165,001	67,580

Total Net Operating Revenue	1,482,273	1,437,488	1,255,938

(a)
This relates to Serimer DASA and the Paragon Companies

During the year ended 30 November 2003, three customers accounted for more than 10% of the Company's revenue. The revenue from these customers was $651.0 million. These revenues are attributable to the AFMED, NEC, NAMEX, and AME regions. Revenue from the largest customer was $329.4 million and was attributable to the AFMED, NEC and NAMEX regions. The revenue from the second largest customer was $175.4 million and was attributable to the AFMED, NEC, NAMEX and AME regions. Revenues from the third largest customer were $146.1 million and were attributable to the AFMED region. During the year ended 30 November 2002, two customers of the Company each individually accounted for more than 10% of the Company's revenue. The revenue from the largest customer was $285.8 million and was attributable to the AFMED, NEC and NAMEX regions (2001: $269.2 million attributable to the AFMED region). The revenue from the second largest customer was $146.9 million and was attributable to the AFMED, NEC and AME regions.

During the year ended 30 November 2001, in addition to the largest customer described in the comparative information above, another customer accounted for more than 10% of the Company's revenue. The revenue from this customer was $131.5 million and was attributable to the NAMEX region.

21.   Common shares, class A shares and class B shares

As of 30 November 2003, the Company had authorised share capital of 140,000,000 Common shares, par value $2.00 per share, and 34,000,000 Class B shares, par value $2.00 per share.

At this time, 76,262,215 Common shares and 34,000,000 Class B shares were outstanding. SNSA held 55% of the Common shares and 100% of the Class B shares which represented an economic interest of 63% of the Company and 69% of the voting rights. All Class B shares were converted into Common shares on 13 February 2004, on a two-for-one basis.

Until the conversion of Class B shares, Common shares and Class B shares voted as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of recapitalisation, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common shares and Class B shares, which required an affirmative vote of the holders of a majority of the outstanding Common shares and Class B shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B shares were entitled to receive $0.005 per share for each $0.01 per Common share.

On 10 March 2003 the Company repurchased 879,121 Common shares from NKT Holdings A/S as part of the transaction to settle the share price guarantees in respect of the NKT Flexibles joint venture. The difference between the market price at which these shares were repurchased from NKT Holdings A/S and the guaranteed share price was $12.4 million and was deducted from paid in surplus as described in Note 3. During fiscal year 2002 the Company repurchased 6,142,857 Common shares from Vinci and 249,621 Common shares from NKT Holdings A/S as part of the transaction to settle the share price guarantees in respect of the acquisitions of ETPM and NKT Flexibles respectively. The difference between the market price at which the shares were repurchased from Vinci and NKT Holdings S.A. and the guaranteed price was $58.9 million and $1.6 million respectively and was deducted from paid in surplus as described in Note 3. These repurchased shares, through a series of transactions, were subsequently issued to SNSA for proceeds of $38.4 million to repay a loan of $64.0 million provided by SNSA to assist in funding the settlement of the guarantees. These transactions were as follows: on 26 June 2002 the Company issued 3,000,000 Common shares to SNSA for proceeds of $24.0 million; on 14 November 2002 the Company issued 3,142,857 Common shares to SNSA for proceeds of $13.4 million; and on 19 November 2002 the Company issued 249,621 Common shares to SNSA for proceeds of $1.0 million. The difference between the market price at which these shares were repurchased from Vinci and NKT Holdings A/S and the amount of the proceeds from SNSA was $18.1 million. This was deducted from retained earnings.

On 26 November 2002, the Company issued 6,019,287 Common shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA to assist in funding the settlement of these guarantees.

On 7 March 2001, the Company reorganised the share structure of the Company by increasing the authorised share capital of the Company from 102,000,000 to 140,000,000 Common shares and reclassifying all outstanding Class A shares as Common shares on a one-for-one basis.

Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common shares and Class B shares, after which no further allocations are required until further issuance of shares.

The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common shares and Class B shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

As of 30 November 2003, $14.8 million of the consolidated deficit represented undistributed earnings of non-consolidated joint ventures (2002: $7.1 million of consolidated retained earnings).

22.   Earnings per share

The computations for the three years ended 30 November 2003 are based upon the following outstanding shares:

For the year ended 30 November	2003	2002	2001

Basic
Common shares	75,623,949	68,009,632	70,201,030
Class B shares	17,000,000	17,000,000	17,000,000

Total	92,623,949	85,009,632	87,201,030

Diluted
Common shares	75,623,949	68,009,632	70,201,030
Class B shares	17,000,000	17,000,000	17,000,000

Total	92,623,949	85,009,632	87,201,030

Basic	92,623,949	85,009,632	87,201,030

Potentially dilutive share options	—	—	—

Diluted	92,623,949	85,009,632	87,201,030

The diluted loss per share for the year ended 30 November 2003 does not include Common share equivalents in respect of share options of 4,363,801 as their effect would be anti-dilutive (2002: 4,408,370 and 2001: 2,797,534).

As of 13 February 2004, all 34,000,000 Class B shares outstanding were converted into 17,000,000 Common Shares. See Note 28 "Subsequent events" below.

Subsequent to 30 November 2003 the Company received an irrevocable undertaking from SNSA to convert $50 million subordinated debt to 22,727,272 Common Shares. If this conversion of the subordinated debt had taken place as of 30 November 2002 the weighted average number of outstanding shares would have been 115,351,221 and the loss per share would been $3.61 as compared to $4.51.

All share data and per share data have been restated to reflect the share reclassification on 7 March 2001 whereby Class "A" shares were reclassified as Common shares on a one-for-one basis.

23.   Share option plan

A Compensation Committee appointed by the Company's Board of Directors administers the Plan. Options are awarded at the discretion of the Company to Directors and key employees.

On 28 April 1993, the Company adopted a share option plan (the "1993 Plan") covering 7.7 million common shares. After April 2003 it was no longer permissible to grant new options under the 1993 Plan and a revised plan was approved to replace it (the "2003 Plan"). The 2003 Plan covers up to but not exceeding 6.3 million Common shares. Options may be granted under the 2003 Plan exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

A stock option plan for key employees and directors resident in France (the "French Plan") was approved in 2003. It covers up to but not exceeding 501,000 Common shares. Options may be granted under the French Plan exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

During fiscal year 2003, 1,214,500 options were granted under the 1993 plan and 35,000 options were granted under the 2003 plan. No options had been granted under the French plan.

The following tables reflect activity under the Plan for the three-year period ended 30 November 2003:

	2003		2002		2001
For the year ended 30 November	Shares	Weighted average exercise price $	Shares	Weighted Average Exercise price $	Shares	Weighted average exercise price $

Outstanding at beginning of year	3,683,292	9.85	3,024,410	10.77	2,533,249	10.00
Granted	1,249,500	1.33	797,750	6.35	640,300	13.43
Exercised	—	—	(14,392)	7.38	(75,612)	6.98
Forfeited	(368,720)	9.72	(124,476)	9.97	(73,527)	11.15

Outstanding at end of year	4,564,072	7.55	3,683,292	9.85	3,024,410	10.77

Exercisable at end of year	2,388,007	10.19	2,001,049	10.28	1,477,306	9.65

Weighted average fair value of options granted		0.78		4.49		9.10

All share data and per share data has been restated to reflect the share reclassification on 7 March 2001 whereby Class A shares were reclassified to Common shares on a one-for-one basis.

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001

Risk-free interest rates	3.75%	5.39%	5.62%
Expected lives of options	7 years	7 years	7 years
Expected volatility	70.34%	69.1%	63.7%
Expected dividend yields	—	—	—

The following tables summarise information about share options outstanding as of 30 November 2003:

As of 30 November 2003	Options outstanding			Options exercisable
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted Average exercise price $	Number exercisable	Weighted average exercise price $

Common shares
$12.13—16.58	671,800	6.72	14.33	421,650	14.79
$7.82—11.20	26,000	8.08	9.19	9,750	9.39
$4.38—7.38	775,600	7.38	6.25	273,963	6.12
$1.19—3.00	1,335,500	8.74	1.44	102,000	2.77

	2,808,900	7.87	5.92	807,363	10.26

Class A shares
$12.13—16.58	100,250	4.73	16.16	97,875	16.25
$7.82—11.20	932,112	6.16	10.22	759,959	10.21
$4.38—7.38	53,750	3.26	5.79	53,750	5.79
$1.19—3.00	47,250	1.81	2.77	47,250	2.77

	1,133,362	5.71	10.22	958,834	10.21

As part of the acquisition of the former Ceanic Corporation in 1998, holders of Ceanic share options were entitled to exercise all vested and one-third of the unvested options, or to convert any portion thereof to vested Stolt Offshore S.A. Common share options. The remaining two-thirds of the unvested Ceanic share options were automatically converted to unvested Stolt Offshore S.A. Common share options at the date of acquisition. The following table summarises information about these options, which are outstanding as at 30 November 2003:

As of 30 November 2003	Options outstanding			Options exercisable
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted Average exercise price $

Common shares
$7.82—11.20	523,674	3.93	10.75	523,674	10.75
$4.38—7.38	98,136	3.39	6.28	98,136	6.28

	621,810	3.85	10.05	621,810	10.05

24.   Compensation and reward

The Company has in place an incentive compensation plan, which provides for annual cash awards to officers, Directors and employees.

Performance bonus

The performance bonus provides for annual cash rewards to employees. The determination of an employee's individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by the Company's Board of Directors administers the policy. A charge of $1.4 million has been recorded in respect of fiscal year 2003 (2002: $2.8 million, 2001:$nil).

Net profit sharing

During 1993 the Company adopted a profit sharing plan which distributes 10% of the Company's net income, after specific adjustments, to certain of its employees worldwide. The determination of an employee's individual award will be based on salary and overall contribution to the Company. The Compensation Committee appointed by the Company's Board of Directors administers this plan. No charge in respect of profit sharing has been included in the statement of operations for each of the years ended 30 November 2003, 2002 and 2001.

25.   Commitments and contingencies

At 30 November 2003, the Company has committed to purchase $1.7 million of fixed assets from external suppliers.

Technip

In 1996, Coflexip SA and Coflexip Stena Offshore Limited (now known as Technip S.A. and Technip Offshore Limited) ("Technip"), commenced legal proceedings in the U.K. High Court against three subsidiaries of the Company for infringement of a certain patent held by Technip on flexible flowline laying technology. The claim related to the Company's use of the flexible lay system on the Seaway Falcon. The claim was heard by the U.K. High Court in 1998 and on 27 January 1999 the disputed patent was held valid in favour of Technip. Following this judgment, Technip claimed damages relating to lost profit for five projects, plus legal costs and interest. However, the damages claim was stayed pending the appeal by both parties against the January 1999 decision. The Court of Appeal dismissed the defendant's appeal and maintained the validity of the patent. The Company applied for leave to appeal the Court of Appeal decision to the House of Lords, which was denied. As a result, the equipment part as well as the process part of the patent was held valid.

During fiscal year 2001, Technip submitted an amended claim for damages claiming the lost profits on a total of 15 projects. In addition there was a claim for alleged price depreciation on certain other projects. The total claim was for GBP 63 million (approximately $118 million), plus interest, legal fees and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into U.K. waters. The Company estimated that the total claim would be approximately GBP 88 million (approximately $165 million). In the alternative, Technip claimed a reasonable royalty for each act of infringement, interest and legal costs. Technip did not quantify the claim.

During fiscal year 2003, the U.K. High Court held that the same patent, the subject of the proceedings against the Company, was invalid in a separate and unrelated litigation between a company of the Halliburton group and Technip. That decision has been appealed by Technip.

In light of the decision in the Halliburton case, the Company applied to the U.K. High Court to stay the damages inquiry in the Stolt Offshore case, pending the resolution of the Halliburton case. The High Court denied the request. The Company appealed this decision to the Court of Appeal and the Court of Appeal, subsequent to a hearing in January 2004, decided that the Company could not benefit from the patent being revoked in the Halliburton case. However, the Court of Appeal did not decide on whether or not to stay the damages inquiry, nor on whether or not to recommend that leave to appeal to the House of Lords be given. These two issues were expected to be considered by the Court of Appeal after the decision in the Halliburton case was known. The damages inquiry in the infringement case with Technip was scheduled to be heard beginning in late April 2004.

As of 30 November 2002 the Company, in consultation with its advisers, had assessed that the range of possible outcomes for the resolution of damages was $1.5 million to $130.0 million and determined that no amount within the range was a better estimate than any other amount. Consequently, in accordance with SFAS No.5, "Accounting for Contingencies", as interpreted by FASB Interpretation No.14 "Reasonable Estimation of the Amounts of a Loss", the Company provided $1.5 million in the financial statements, being the lower amount of the range.

As of 30 November 2003, the Company, in consultation with its advisers, provided for an increased contingency reserve of $9.3 million related to this litigation, reflecting the Company's best estimate of the then-expected settlement.

On 18 March 2004, the Company announced that it and Technip had reached a settlement of this matter. The settlement involves (i) a cash payment by the Company of an amount within the amount of its contingency reserve described above, (ii) Technip's grant of a license to the Company for the use of the allegedly infringing technology covering the North Sea area for future periods for an immaterial annual fee, (iii) the termination of arbitration proceedings in the United States with respect to an unrelated matter, with neither party making payment to the other, and (iv) a transfer to Technip of a portion of the Company's minority equity interest in a project joint venture involving Technip and the Company. The Company estimates that the reduction in future profits from this transferred interest is approximately $6.0 million. Technip has not granted to the Company a license to use the allegedly infringing technology or process in any other jurisdiction.

Duke Hubline

In October 2003, the Company commenced arbitration proceedings against Algonquin Gas Transmission, claiming approximately $57.8 million in unpaid invoices for work performed while laying an offshore gas pipeline off the coast of Massachusetts for the Duke Hubline project. Algonquin Gas Transmission, the owner of the pipeline, challenged its obligation to pay any of the invoice amounts and asserted counterclaims totalling an additional $39.0 million for alleged mismanagement and inadequate performance by the Company. Due to Algonquin Gas Transmission's non-payment of invoiced amounts, the Company was unable to pay certain of its subcontractors employed to work on the pipeline, two of which, Bisso Marine Company and Torch Offshore Inc., filed lawsuits against the Company in Louisiana State courts for non-payment of amounts invoiced. These same subcontractors claimed liens over the pipeline, which liens are the subject of proceedings commenced by them against the Company and Algonquin Gas Transmission in Massachusetts state court.

The Company's dispute with Algonquin Gas Transmission was referred to mediation in late January 2004, at which the parties reached a "settlement in principle" whereby (i) Algonquin Gas Transmission agreed to pay the Company $37.0 million in full and final settlement of the Company's claims and (ii) the Company agreed to withdraw the arbitration proceedings and use its best efforts to secure the release of the above-mentioned subcontractor liens in full and final settlement of Algonquin Gas Transmission's counter claims. A definitive settlement agreement was executed on 26 February 2004 reflecting the terms of the "settlement in principle" and Algonquin Gas Transmission paid the settlement amount to the Company. The Company has also reached agreements in principle with Bisso Marine and Torch Offshore to settle the related subcontractor litigation. The LC is expected to be released before the end of the second quarter of fiscal year 2004. The value of the settlement is consistent with the receivable of $37.0 million, recorded as at 30 November 2003.

Other contingencies

In connection with a major West African contract, the Company received a letter dated 12 December 2003 from the customer notifying the Company of a potential claim for an unspecified amount of liquidated damages. The claim relates to delays in completion of certain milestones. The Company believes that the customer does not have a valid case for liquidated damages, and on that basis has not recorded a provision. A similar notification letter received in December 2002 on a different project was settled amicably during fiscal year 2003.

In addition, in the course of its business, the Company becomes involved in contract disputes from time to time due to the nature of its activities as a contracting business involved in several long term projects at any given time. The Company makes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability the Company may anticipate.

Furthermore, the Company is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Company to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against the Company in addition to the one specifically referred to above. Although the final resolution of any such other matters could have a material effect on the Company's operating results for a particular reporting period, the Company believes that it is a remote likelihood that these matters will materially affect its consolidated financial position.

For accounting purposes, the Company expenses legal costs as they are incurred.

26.   Financial instruments

The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges liabilities resulting from future payments to suppliers that require payment in a currency other than the functional currency of the local company. The Company's major foreign currency exposures are to the Euro, British Pound and Norwegian kroner. Until August 2003 the Company managed these exposures by entering into derivative instruments pursuant to the Company's policies in areas such as counter party exposure and hedging practices. During August 2003, the Company closed out the majority of its foreign exchange positions to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. The Company realised a $28.2 million gain when these positions were closed. This gain was deferred in Other Comprehensive Income ("OCI") and is being released to the results of operations in line with the underlying transactions. At 30 November 2003, the gain arising from the closing of the foreign exchange positions which was still deferred in OCI was $16.8 million. At 30 November 2003, the Company did not hold a significant number of derivative instruments as financial institutions were unwilling to provide these instruments as a result of the Company's weak financial position. As a result, the Company has a significant exposure to future foreign exchange fluctuations.

Designation of derivative instruments is performed on a specific exposure basis to support hedge accounting. The changes in the fair value of these derivative instruments are offset in part or in whole by corresponding changes in the fair value of cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

All of the Company's derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. The Company's derivative instruments are primarily standard foreign exchange forward contracts, which subject the Company to a minimum level of exposure risk and have maturities of less than 24 months. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

The following foreign exchange forward contracts, maturing between 5 December 2003 and 17 November 2004 were outstanding as at 30 November 2003:

As of 30 November (in thousands indicated in local currency)	2003 Purchase	2002 Purchase

Euros	—	380,962
Swedish kroner	—	4,364
Danish kroner	—	18,876
Norwegian kroner	—	169,200
British pounds	11,180	6,475

The Company utilises foreign currency derivatives to hedge committed and forecasted cash flow exposures in respect of receipts from customers and payments to suppliers that are not in the functional currency of the relevant subsidiary of the Company. All of these contracts have been designed as cash flow hedges. In all cases, the terms of the commercial transaction and derivatives are matched so that there is no assumed hedge ineffectiveness. As at 30 November 2003, the fair value of these derivative instruments recorded in the consolidated balance sheet was $1.0 million, net of tax, in assets and no liabilities. Gains and losses on the effective portions of these derivative instruments have been deferred in OCI until the underlying transaction is recognised in the results of operations. The gains and losses deferred in OCI are shown net of deferred taxes of $4.5 million in 2003. These amounts will be reclassified into results of operations as underlying transactions are recognised.

A gain of $0.8 million has been recognised in operating expenses in the year to 30 November 2003 in respect of discontinuance of cash flow hedges where it was probable that the original forecast transaction will not occur (2002:

$nil, 2001: $nil). As of 30 November 2003 the fair value of gains classified in OCI, including the gain on the monetised hedges, expected to be released to the consolidated statement of operations in the year ending 30 November 2004 is $17.8 million.

The following table summarises the estimated fair value amounts of the Company's other financial instruments which have been determined by the Company, using appropriate market information and valuation methodologies. In some cases, judgement is required to develop the estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realised in a current market exchange:

	2003		2002
As of 30 November (in millions)	Carrying amount $	Fair value $	Carrying amount $	Fair value $

Financial assets

Cash and cash equivalents	81.9	81.9	11.7	11.7
Restricted cash deposits	2.1	2.1	1.7	1.7
Employee loans	2.1	2.1	2.4	2.4
Forward contracts	1.0	1.0	23.4	23.4
Financial liabilities
Bank overdrafts	2.5	2.5	16.0	16.0
Short-term payables due to SNSA	68.4	68.4	0.6	0.6
Long-term debt	385.0	385.0	335.0	335.0

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of the Company's long-term debt is based on interest rates at 30 November 2003 and 2002 using debt instruments of similar risk.

27.   Guarantees

The Company arranges for bank guarantees, which collectively refers to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of a performance obligation of the Company to be provided to its customers in connection with the Company's work on specific projects. The total amount outstanding in respect of bank guarantees as of 30 November 2003 was $324.9 million. The purpose of the bank guarantees generally is to enable the Company's customers to recover cash paid to the Company in advance of performing its obligations under the contract or to obtain cash compensation should the Company be unable to fulfil its performance obligations under the Company's contracts.

The Company has the following facilities available to provide bank guarantees.

The $55/45 million credit/guarantee facility

On 9 July 2002, the Company entered into a $55/45 million credit/guarantee facility agreement with a term of four years. Under this facility the Company, amongst others can request the provision of bank guarantees in relation to the Company's performance obligations of up to $45.0 million. As of 30 November 2003, the Company had issued $35.3 million of guarantees under this facility. For further details about this facility see "Long-term debt and capital lease obligations" above. SNSA and Stolt-Nielsen Transportation Group Ltd. ("SNTG") have jointly and severally guaranteed the Company's obligations to the banks providing bank guarantees pursuant to the guarantee portion of this facility

The $44 million guarantee facility

The Company is a party to a $44.0 million secured guarantee facility as guarantor. Under this facility, Citibank N.A. and certain other financial institutions as banks and DnB NOR Bank ASA, as facility agent, security trustee and issuing bank agreed to the issuance of bank guarantees. As of 30 November 2003, $23.5 million of guarantees were outstanding under this facility, which is fully utilised. SNSA and SNTG have jointly and severally guaranteed the Company's obligations to the banks providing guarantees under this facility. In addition, ships owned by the subsidiaries of SNTG (Bermuda) are pledged in support of the bank guarantees.

The $28 million reimbursement facility

The Company entered into an amended and restated secured reimbursement agreement dated 27 August 2003, between the Company, as borrower, and DnB NOR Bank ASA as bank. Under this facility, DnB NOR Bank ASA, as bank, agreed to extend the term of a letter of credit until 15 September 2004. The letter of credit was issued in connection with the Duke Hubline project. As at 30 November 2003 the amount outstanding for this letter of credit was $28.0 million. As the Company's contractual dispute relating to the Duke Hubline project has been settled, this facility will no longer be required and the letter of credit is expected to be released before the end of the second quarter of 2004.

Other bank guarantee arrangements

The Company has arrangements with a number of financial institutions to issue bank guarantees on its behalf. As of 30 November 2003, the aggregate amount of guarantees issued under these facilities is $238.1 million. Of this amount, $4.8 million is guaranteed by SNSA. The bonds under these facilities were issued to guarantee the Company's project performance and that of its subsidiaries and joint ventures to third parties in the normal course of business. As of 30 November 2003, the Company has no bank guarantee capacity available under these arrangements.

The table below summarises as at 30 November 2003 all outstanding bank guarantees issued by the Company. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there is non performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

	Expire within One year $	Expire after one year $	Total amount outstanding $	Maximum potential amount of future payments $

(in thousands)	2003	2003	2003	2003

		$ thousands

Bank guarantees—Joint Ventures	17,629	24,635	42,264	42,264

Bank guarantees—Subsidiaries	118,393	148,145	266,538	266,538

Other guarantees	14,151	1,951	16,102	16,102

Total	150,173	174,731	324,904	324,904

The fair value of guarantees provided in respect of joint ventures at 30 November 2003 was $0.7 million.

28.   Subsequent events

•
The Company has been informed by the U.S. Securities and Exchange Commission (SEC) that it is conducting an informal inquiry into the Company's revenue recognition policies and practices with respect to claims and variation orders. The SEC has requested that the Company voluntarily produce information and documents in response to the inquiry and the Company is cooperating fully with the SEC.

•
On 18 December 2003, an agreement was reached with the customer on the OGGS project in Nigeria. The parties agreed that the terms of this agreement would cover all claims of whatever nature, whether formally made or not, and all facts and circumstances as at 30 November 2003 which may give rise to any claims whatsoever under the contract. In addition, it was agreed that the Company would perform the outstanding work as stipulated under the contract. A total of $43.8 million in cash has been received and a further $1.2 million is expected to be received in the second quarter of Fiscal Year 2004. The impact of this settlement was accounted for as a receivable in fiscal year 2003.

•
On 31 December 2003, the pipelay ship Polaris dropped a pipeline, which it was laying for the Bonga project in Nigeria. The Company believes that it will successfully obtain reimbursement of the cost (estimated at up to $20.0 million) under the customer's "Builders all risk policy", and therefore there is no net cost to the Company relating to this incident. There will be an additional loss of potential income of up to $5.0 million as a result of non-achievement of milestone bonuses, none of which had yet been booked as income. The Bonga project was 71% complete as at 30 November 2003, with estimated revenue at completion of $249.5 million. This is a loss-making contract, and therefore the forecast loss at completion is accrued in the result for fiscal year 2003.

•
An agreement was reached on 28 January 2004, with Burullus Gas Company of Egypt for the settlement of unagreed variation orders. The impact of this settlement has been included in the results for fiscal year 2003. Substantially all of the proceeds from the settlement had been received in cash, and were included in receivables as of 30 November 2003. The settlement includes notice of final acceptance for all work except for the obligation on the Company to complete repairs to the 24 inch export pipeline for an additional agreed contracted sum.

•
The $100 million new bonding facility. On 12 February 2004, the Company entered into an agreement ("The New Bonding Facility") with certain financial institutions, whereby these institutions agreed to the issuance of bank guarantees of up to $100 million. The issuance of bank guarantees under this facility is subject to a number of conditions precedent and conditions subsequent, not all of which have been satisfied. This facility is available to the Company for a period of 18 months. As at 20 April 2004 no bank guarantees had been issued under this facility.

The Company has granted security over two accounts of one of its subsidiaries under a cash management system. Pursuant to this cash management system, the Company must ensure that, in one bank account (Lock Box 1) $20 million has been deposited prior to the issue of any bank guarantee. Thereafter, any cash collateral provided as security for the issue of a bank guarantee, any net disposal proceeds (that is, the disposal proceeds relating to the sale or disposal of an asset owned by the Company or other ship-owning guarantor, net of reasonable fees and expenses, VAT, any other tax and any other creditor claim which has priority) and insurance proceeds (that is, the insurance proceeds relating to the total loss of a ship) shall be paid into this account.

No withdrawals may be made from this account unless HSBC Bank plc, as agent, consents or, following the end of the availability of the New Bonding Facility, existing bank guarantees are reduced or cancelled. The other bank account, Lock Box 2, is to be used for depositing excess cash of the Company over $75 million. Transfers in and out of these accounts are strictly controlled and the Company must comply with certain monthly information reporting requirements in relation to both bank accounts.

The New Bonding Facility contains (i) representations and warranties from the Company and certain of the Company's subsidiaries, (ii) both affirmative covenants (including in relation to financial reporting, satisfying agreed disposal targets and complying with the cash management system referred to above) and negative covenants (including a prohibition on incurring indebtedness and the disposal of assets, save as expressly permitted) and (iii) a financial covenant in relation to maintaining an agreed level of minimum consolidated tangible net worth. The New Bonding Facility also contains provisions relating to disclosed permitted disposals, which are disposals of certain of the Company's assets, which do not require the consent of the financial institutions as banks under this facility. The assets constituting disclosed permitted disposals will automatically be released from any security interest to allow its disposal. In addition, certain thresholds in respect of disclosed permitted disposals are required to be satisfied. By 31 May 2004 disclosed permitted disposals must be at least $50 million and by 31 August 2004 disclosed permitted disposals must be at least $75 million.

•
Intercreditor Deed. The Company entered into an intercreditor override, and security trust deed, dated 12 February 2004 with its lenders, which among other things (i) allowed it to pledge existing collateral for the New Bonding Facility; (ii) provided for certain pre-payments under the $440 million credit facility (discussed in Note 15); and (iii) re-set the financial covenants of the Company's existing credit facility agreements to better reflect the Company's business and financial performance. The Intercreditor Deed incorporates changes to and supersedes the covenants and security arrangements in the existing credit facility agreements.

In addition, the Company has agreed to comply with the following financial covenants (i) consolidated tangible net worth (excluding the effect of the Private Placement and the Debt Conversion) not to be less than $100.0 million as at 31 May 2004, 31 August 2004 and 28 February 2005 and not less than $85.0 million as at 30 November 2004, (ii) subject to certain exceptions, the ratio of consolidated debt to consolidated tangible net worth not to exceed 1.25:1 at the end of each of its fiscal quarters through the fiscal quarter ending 30 November 2004, and (iii), subject to certain exceptions, consolidated debt to EBITDA not to exceed 5.0:1. To the extent that these covenants are breached, this will also constitute an event of default under the existing credit facility agreements. The Company has also agreed to re-set the financial covenants referred to in the Intercreditor Deed for Fiscal Year 2005, beginning on 1 December 2004, at levels approved by an instructing group. Failure to comply with the re-set financial covenants by 28 February 2005 will cause the $440 million credit facility and the $55/45 million credit/guarantee facility to be placed on demand and, in the case of the guarantee facility under the $55/45 million credit/guarantee Facility, cash collateralised. In addition, the Company has agreed that (i) 100% of the net cash proceeds of the sale of any ship secured under the $440 million credit facility and the $55/45 million credit/guarantee facility shall be applied in prepayment of the relevant facility and failure to do so will result in an event of default there under and (ii) the $440 million credit facility shall be prepaid by certain amounts as stated in the Intercreditor Deed. If such prepayments do not occur an event of default will arise there under. Also, in relation to the acceleration of indebtedness events of default under the $55/45 million credit/guarantee facility and the $44 million guarantee facility, SNSA and SNTG have been specifically excluded from the definition of "Security Parties" under these facilities so as to prevent any cross-default in respect of these two entities from triggering these events of default.

Further, the override provisions require that the Company appoint two independent non-executive directors to the Company's Board and require that the Company comply with the relevant listing requirements of the Nasdaq National Market applicable to foreign private issuers that are not "controlled companies" on an accelerated basis. In addition, the assignment and transfer provisions have been standardised across the existing credit facility agreements and the Company has agreed to provide a risk management report and a contract report to the finance parties under the $440 million credit facility. Further, in the event that the $440 million credit facility and the $55/45 million credit/guarantee facility are not prepaid by $90 million by 1 December 2004, then the interest rate margin applicable to these facilities will increase retrospectively. The Intercreditor Deed also contains certain pre-consents from the Company's creditors in relation to future bonding finance parties sharing in certain assets secured in favour of the Company's creditors subject to there being no material impairment to such creditor's rights.

The Intercreditor Deed also contains customary provisions regulating the priority and the enforcement of security interests between those of the Company's creditors that are a party to the Intercreditor Deed. In addition, the Intercreditor Deed provides provision for the application of the proceeds of any enforcement over the assets secured in favour of the Company's creditors towards the payment and discharge of indebtedness under the Existing Credit Facility Agreements and the New Bonding Facility.

In addition the Company has paid or is committed to pay the following amounts outstanding under the $440 million credit facility:

  i.
  $30 million upon receipt of the proceeds of the Private Placement of 13 February 2004.

  ii.
  $15 million out of the proceeds to be received from any settlement of the dispute relating to the Duke Hubline project.

  iii.
  One-half of the gross cash proceeds from the Subsequent Issue which is scheduled for the second quarter of fiscal year 2004.

  iv.
  $20 million on or before 1 December 2004, provided that the budget approved by the lenders in respect of fiscal year 2005 indicates that there is sufficient financial capacity to make such payment.

The Company has taken a number of additional steps to improve its financial position, liquidity and gearing. Since 30 November 2003 the Company has:

  i.
  Issued and sold, on 13 February 2004, 45,500,000 million Common shares, raising gross proceeds of $100.1 million ($93.5 million net of expenses) through the Private Placement.

  ii.
  Converted the outstanding 34,000,000 Class B shares were into 17,000,000 Common shares on 13 February 2004 (the "share conversion").

  iii.
  SNSA converted the $50 million Subordinated Note (see Note 15) into 22,727,272 Common shares, and reduced outstanding debt by $50.0 million.

  iv.
  Obtained shareholder approval to raise approximately $52.8 million in gross proceeds through the issuing of 24,000,000 Common shares in the Subsequent Issue, expected to be completed in May, 2004 (the "Subsequent Issue").

  v.
  Reduced its debt by prepayments under the $440 million credit facility and other credit facilities. As of 31 March 2004, the Company had prepaid its debt by approximately $55.0 million since 30 November 2003.

  vi.
  In addition to the foregoing, the Company has disposed of certain assets and businesses as part of the Company's divestment program. See Note 8 Assets held for sale.

    The Company intends to use the net proceeds from the Private Placement as follows: (i) to provide cash collateral for the New Bonding Facility, (ii) working capital, (iii) pre-payment of certain amounts under the $440 million credit facility and scheduled repayments of existing debt obligations, (iv) capital expenditures, and (v) general corporate purposes. Of the proceeds from the Subsequent Issue, one half will be used for prepayments under the $440 million credit facility.

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On 18 February 2004, the Company announced the award of the Greater Plutonio contract. The contract was awarded by British Petroleum (BP) to a consortium the Company formed with Technip, and represents the largest contract to be awarded to the Company. The total value of the contract was $730 million, of which the Company's share is approximately $550 million. The Greater Plutonio project involves the engineering, procurement, fabrication, and installation of Umbilicals, Risers and Flowlines for the development of Bloc 18 offshore Angola (AFMED region). Many of the construction activities will take place at depths of 1,200 to 1,500 meters. It is expected that activities on this project will continue through 2007.

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On 20 February 2004, the Company and its Sonastolt joint venture sold to Oceaneering International Inc. their ROV Drill Support Business, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million. The sale realised approximately $28 million in cash to the Company after eliminating the joint venture partners' interests and transaction costs. Further cash was received from the joint venture in the form of dividends and loan repayments.

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On 26 February 2004, the Company reached a final settlement agreement with Algonquin Gas Transmission Company relating to the claims for payment of unpaid invoices and Variation Orders on the Duke Hubline project. The effect of this settlement has been included in the results for fiscal year 2003 and should, hence, not impact on the results for Fiscal Year 2004. Further details are provided in Note 25.

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On 18 March 2004 the Company announced that a settlement had been reached with Technip regarding the patent infringement. See Note 25 Commitments and contingencies.

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On 22 March 2004, the Company announced that, in addition to the 2005 Langeled pipelay workscope awarded to the Company in November 2003, the Langeled Group, with Norsk Hydro as operator, had exercised its option to award the Company the 2006 workscope for the Langeled pipeline, which on completion will be the longest offshore pipeline in the world. The Company will be responsible for the installation of 362 kilometres of 42-inch diameter pipeline. The two-year program is valued at approximately $250 million and will keep the LB200 pipelay barge occupied throughout 2005 and 2006.

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In March 2004 the Company significantly increased its estimate of the range of costs to complete two major West African projects, Bonga and Sanha Bomboco, due to unexpected delays in completing offshore work and events outside the normal exposure and risk aspects of the contracts. The Company expects to recover a substantial portion of the increased expenditure through agreed variation orders.

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On 20 April 2004, SNSA completed a previously announced debt for equity swap, under which SNTG subscribed for an additional 22,727,272 Common Shares in consideration for the cancellation of $50 million of subordinated loans to the Company. Following this operation, the number of Common Shares in issue was 161,489,487.

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SIGNATURE
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 27, 2004
BIOGRAPHIES OF NOMINEES FOR DIRECTOR
TABLE OF CONTENTS
REPORT OF THE COMMISSAIRE TO THE SHAREHOLDERS OF STOLT OFFSHORE S.A. 30 November 2003
STOLT OFFSHORE S.A. BALANCE SHEETS AS OF NOVEMBER 30, 2003 AND 2002 (in thousands of United States dollars)
STOLT OFFSHORE S.A. STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED NOVEMBER 30, 2003 AND 2002 (in thousands of United States dollars)
REPORT OF THE BOARD OF DIRECTORS OF STOLT OFFSHORE S.A. TO ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 27, 2004 PREPARED IN ACCORDANCE WITH LUXEMBOURG COMPANY LAW ARTICLE 32-3
Exhibit A NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 27, 2004
Selected consolidated financial data
Independent auditors' report
Consolidated statements of operations
Consolidated balance sheets
Consolidated statement of shareholders' equity
Consolidated statements of cash flows
Notes to the consolidated financial statements